Filed Pursuant to Rule 424(B)(3)
Registration No. 333-150422

DATED MAY 8, 2008

CAPITOL CITY BANCSHARES, INC.

Up To 1,500,000 Shares Capitol City Bancshares, Inc. Common Stock

(Minimum Purchase 50 Shares)

Capitol City Bancshares, Inc., is selling up to 1,500,000 shares of its common stock for $10.00 per share. The minimum purchase for any investor is 50 shares and the maximum purchase for any investor is 184,580 shares. We have the right, in our discretion, to accept subscriptions for a lesser or greater amount. This offering will terminate on November 8, 2008, or when all 1,500,000 shares of common stock are sold, whichever occurs first. We may, at our sole discretion, extend the offering for up to 90 days (until February 8, 2009).

There is no underwriter involved in this offering. Our directors and officers will offer and sell the common stock on a best-efforts basis without compensation. We believe they will not be deemed to be brokers or dealers due to Rule 3a4-1 under the Securities Exchange Act of 1934. There is no minimum number of shares we must sell in this offering. The proceeds from this offering will be immediately available to us regardless of the number of shares we sell.

	Offering Price	Underwriting Discount	Proceeds to Capitol City Bancshares, Inc.
Per share	$10.00	$0.00	$10.00
Total	$15,000,000.00	$0.00	$15,000,000.00

Our common stock is not currently traded in a market and is not quoted on a market quotation system. Investing in our common stock involves a high degree of risk which is described in the “ Risk Factors” section beginning on page 3 of this prospectus. These securities are not deposits, accounts, or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is May 8, 2008.

PROSPECTUS SUMMARY

The following summary highlights selected information that is contained elsewhere in this prospectus. This summary may not contain all the information you should consider before investing in our common stock. You should read the entire prospectus carefully, including “Risk factors” and the financial statements, before making an investment decision.

In General

Capitol City Bancshares, Inc. (“CCB”), is a registered one-bank holding company for Capitol City Bank & Trust Company (“Bank”), a Georgia bank whose main office is located at 562 Lee Street, Atlanta, Georgia 30310. The Bank received its Georgia banking charter in June 1994 and opened for business on October 1, 1994. CCB was incorporated in April 1998 as a Georgia corporation to serve as the holding company for the Bank. CCB owns 100% of the outstanding capital stock of the Bank. In 2002, the Bank opened its mortgage company subsidiary, Capitol City Home Loans, Inc., which has been involved solely in loan-origination activities. Capitol City Home Loans, Inc., had no exposure to the recent problems in the sub-prime mortgage market. Capitol City Home Loans, Inc., has suspended its loan-origination activities until such time as the mortgage market becomes more stable.

Since opening on October 1, 1994, the Bank has continued a general banking business and currently serves its customers from eight locations: the main office located at 562 Lee Street, S.W., Atlanta, Georgia 30310; and service branches located at 2358 Cascade Road, Atlanta, Georgia 30311; Hartsfield-Jackson International Airport, Atlanta, Georgia; 5674 Memorial Drive, Stone Mountain, Georgia 30083; 301 W. Oglethorpe Boulevard, Albany, Georgia 31707; 339 Martin Luther King, Jr. Boulevard, Savannah, Georgia 31401; 1268 Broad Street, Augusta, Georgia 30901; and 94 Peachtree Street, Atlanta, Georgia 30303.

Market and Competition

Banking business in the City of Atlanta and Fulton, DeKalb, Chatham, Richmond, and Dougherty Counties is highly competitive. The Bank competes with numerous other financial institutions in the markets it serves. In each of these markets, there are branches of Bank of America, SunTrust and Wachovia among many others, including branches of numerous regional and community banks located in each market. In addition to these banks, there are many finance companies, credit union offices, and other non-traditional providers of financial services that compete in the Bank’s markets.

Lending Policy

Our lending business consists principally of making commercial loans to African-American churches, and to small- and medium-sized businesses and to the owners, officers, and employees of these entities. We also make consumer, construction, and real estate related loans. The Bank’s loan portfolio as of December 31, 2007 consisted of approximately 18% commercial loans, 79% real estate loans, 3% consumer installment loans.

Deposits

Our primary sources of deposits are residents of, and churches and businesses located in, south, west, and southeast Atlanta (Fulton and DeKalb Counties), and in counties where our branches are located (Dougherty, Richmond, and Chatham counties). Our deposit mix as of December 31, 2007 consisted of approximately 13% non interest-bearing demand deposits, 13% interest-bearing demand deposits and savings, and 74% time deposits.

The Offering

Common stock offered	Up to 1,500,000 shares of common stock, $1.50 par value, of Capitol City Bancshares, Inc.
Common stock outstanding after this offering	Up to 3,691,608 shares

Use of proceeds	We intend to use the net proceeds of this offering for general corporate purposes, including working capital to expand our business. See “Use of Proceeds”. Because there is no minimum number of shares that must be sold in this offering, all funds collected will be immediately available to Capitol City Bancshares, Inc.

The number of shares that will be outstanding after this offering is based on the actual number of shares outstanding as of December 31, 2007 (2,191,608). This number excludes options held by our directors, outstanding as of December 31, 2007, to purchase 418,000 shares of common stock at a weighted-average exercise price of $2.67 per share.

Minimum Purchase Amount

Each investor must purchase at least 50 shares of common stock to participate in this offering. However, we may, in our sole discretion, accept a subscription for a lesser number of shares.

Risks

An investment in our common stock involves a significant degree of risk for reasons that include the following:

•	the fact that the $10.00 offering price was fixed by our board of directors and may not be indicative of resale value;

•	the fact that our common stock is not actively traded in any market; and

•

the fact that we cannot assure investors that we will be able to continue to declare and pay dividends in the foreseeable future comparable to the dividends was have paid over the past two years ($.07 in 2006 and $.10 in 2007).

Before making an investment decision, you should carefully read the “Risk Factors” section below for a discussion of specific risks related to an investment in our common stock.

RISK FACTORS

An investment in our common stock involves a significant degree of risk. In determining whether to make an investment, you should consider carefully all the information set forth in this prospectus and, in particular, the following “risk factors.”

The markets for our services are highly competitive and we face substantial competition.

The banking business is highly competitive. We compete as a financial intermediary with other commercial banks, savings institutions, credit unions, finance companies, mutual funds, insurance companies, security brokerage, and mortgage banking firms—all of which solicit business from residents and businesses located in our marketing area. Many of these competing institutions have greater resources than we do. Specifically, many of our competitors enjoy competitive advantages, including greater financial resources, a wider geographic presence or more accessible branch office locations, the ability to offer additional services, and lower operating costs. Increased competitive pressures is one effect of the Gramm-Leach-Bliley Act described below under “Regulation of CCB.” We compete effectively in our target markets; however, we can experience a competitive disadvantage as a result of our smaller size and asset base under certain circumstances.

In attracting deposits, we compete with insured depository institutions such as banks, savings institutions, and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds. Traditional banking institutions, as well as entities intending to transact business solely online, are increasingly using the Internet to attract deposits without geographic or physical limitations. In addition, many non-bank competitors are not subject to the same extensive regulations that govern us. These competitors may offer higher interest rates than we offer, which could result in the Bank attracting fewer deposits or in forcing us to increase our interest rates in order to attract deposits. Increased deposit competition could increase our cost of funds and could affect adversely our ability to generate the funds necessary for our lending operations, which would negatively affect our results of operations.

Changes in interest rates could have an adverse effect on our income.

Our profitability depends to a large extent upon our net interest income. Net interest income is the difference between interest income on interest-earning assets, such as loans and investments, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Our net interest income will be adversely affected if market interest rates change so that the interest we pay on deposits and borrowings increases faster than the interest we earn on loans and investments. Changes in interest rates also can affect the value of our loans. An increase in interest rates could adversely affect borrowers’ ability to pay the principal or interest on our loans. This may lead to an increase in our non-performing assets and could have a material and negative effect on our results of operations.

Interest rates are highly sensitive to many factors, including governmental monetary policies and economic and political conditions both domestically and internationally. Conditions such as inflation, recession, unemployment, money supply, and other factors beyond our control may also affect interest rates. Fluctuations in market interest rates are neither predictable nor controllable and may have a material and negative effect on our business, financial condition, and results of operations. In response to the dramatic deterioration of the subprime, mortgage, credit, and liquidity markets, the Federal Reserve recently has taken action on five occasions to reduce interest rates by a total of 250 basis points since September 2007, which likely will reduce our net interest income during the first quarter of 2008 and the foreseeable future. Any reduction in our net interest income will negatively affect our business, financial condition, liquidity, operating results, cash flows and/or the price of our securities. Additionally, in 2008, we expect to have continued margin pressure given these interest rate reductions, along with elevated levels of non-performing assets.

Because a significant portion of our loan portfolio is secured by real estate, any negative developments affecting real estate may harm our business.

Approximately $157.7 million, or 79%, of our loan portfolio consists of loans that are secured by various types of real estate as collateral, and real estate loans on commercial properties. Because these loans rely on real estate as collateral, either totally in the case of real estate loans or partially in the case of commercial loans secured by real estate, they are sensitive to economic conditions and interest rates. Real estate lending also presents additional credit-related risks, including a borrower’s inability to pay and deterioration in the value of real estate held as collateral. There has been substantial industry concern and publicity over asset quality among financial institutions due in large part to issues related to subprime mortgage lending, declining real estate values, and general economic concerns. Furthermore, the housing and residential mortgage markets recently have experienced a variety of difficulties and changed economic conditions. If market conditions continue to deteriorate, they may lead to valuation adjustments on our loan portfolios and real estate owned, as we continue to reassess the market value of our loan portfolio, the losses associated with the loans in default, and the net realizable value of real estate owned.

We occasionally purchase non-recourse loan participations from other banks based on information provided by the selling bank. If this information is not accurate, we may experience a loss on these loans.

Although not a significant portion of our lending activities, from time to time we will purchase loan participations from other banks in the ordinary course of business, usually without recourse to the selling bank. This may occur during times when we are experiencing excess liquidity in an effort to improve our profitability. As of December 31, 2007, we had one loan participation that we had purchased. When we do purchase loan participations we apply the same underwriting standards as we would to loans that we directly originate and seek to purchase only loans that would satisfy these standards. In applying these standards, we rely to some extent on information provided to us by the selling bank. Therefore, to the extent this information does not accurately reflect the value of any collateral or the financial status of the borrower, we may experience a loss on these loans. In such cases we will take commercially reasonable steps to minimize our loss.

If our allowance for loan losses is not adequate to cover actual losses, our net income may decrease.

We are exposed to the risk that our customers will be unable to repay their loans in a timely fashion and that collateral securing the payment of loans may be insufficient to ensure repayment. Borrowers’ inability to repay their loans could erode our bank’s earnings and capital. We maintain an allowance for loan losses to cover loan defaults. We base our allowance for loan losses on various assumptions and judgments regarding the collectibility of loans, including our prior experience with loan losses, as well as an evaluation of the risks in our loan portfolio. We maintain this allowance at a level we consider adequate to absorb anticipated losses. The amount of future loan losses is susceptible to changes in economic, operating, and other conditions, including changes in interest rates, that may be beyond our control. Assuming no unforeseen economic or political events, we do not currently anticipate any material increase in loan losses over the remainder of this year. The allowance for loan losses is maintained at a level management feels is adequate given known circumstances, but could be inadequate in the event of prolonged local economic stress. Actual losses may exceed our estimates and we may have to increase the allowance for loan losses. This would decrease our net income.

Further, state and federal regulatory agencies, as an integral part of their examination process, review our loans and our allowance for loan losses. Regulators, when reviewing our loan portfolio, may require us to increase our allowance for loan losses, which would negatively affect our net income. In March 2005, the FDIC and GDB&F expressed concern over several unsatisfactory conditions in our loan portfolio, and a resolution was adopted by the board of directors to address the regulators’ concerns. The resolution required the implementation of specific plans, including the reduction and elimination of adversely classified loans, the improvement of credit review and loan documentation, and the submission of progress reports to the FDIC and GDB&F each quarter. Currently, the Bank has successfully implemented the plans, resulting in improved conditions in these areas and more favorable examinations from the regulatory agencies. We continue to update the FDIC and GDB&F quarterly on our progress in achieving the goals of the board resolution.

If economic conditions in our market areas deteriorate, our business may be negatively affected.

Our success depends on the general economic conditions of the markets we serve. Our operations in metro Atlanta are concentrated in south and west Fulton County and southeast Dekalb County. Our statewide operations are in Dougherty, Richmond, and Chatham counties. Our success significantly depends upon the growth in population, income levels, deposits, and housing starts in our primary and secondary markets. If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally are unfavorable, our business may not succeed. We are currently experiencing adverse economic conditions in some of our market areas, which affect the ability of our customers to repay their loans to us and generally negatively affect our financial condition and results of operations. We are less able than a larger institution to spread the risks of unfavorable local economic conditions across a large number of diversified economies and are thus disproportionately affected. Moreover, we cannot give any assurance that we will benefit from any market growth or favorable economic conditions in our primary market areas if they do materialize in the future.

The market value of the real estate securing our loans as collateral has been adversely affected by the slowing economy and unfavorable changes in economic conditions in our market areas and could be further adversely affected in the future. Any sustained period of increased payment delinquencies, foreclosures, or losses caused by the adverse market and economic conditions, including the downturn in the real estate market, in Georgia will adversely affect the value of our assets, our revenues, results of operations, and financial condition. Currently, we are experiencing such an economic downturn, and if it continues, our operations could be further adversely affected.

Losing key personnel will negatively affect us.

Competition for personnel is stronger in the banking industry than in many other industries, and we may not be able to attract or retain the personnel we require to compete successfully. We currently depend heavily on the services of our chief executive officer, George G. Andrews, and a number of other members of our senior management team. Mr. Andrews is not bound by an employment agreement with the Bank. Losing Mr. Andrews’s services or those of other members of senior management could affect us in a material and adverse way. Our success will also depend on attracting and retaining qualified management personnel and experienced lenders.

Our common stock is not actively traded and is not listed on a national securities exchange, the over-the-counter market, or any state exchange and therefore may be difficult to sell.

Our common stock does not have an established trading market and is not actively traded. We anticipate that trading activity will not increase as a result of this offering. Thus, there us currently no liquid market for our common stock, and we cannot guarantee that a liquid market for our common stock will develop. As a result, investors who may wish or need to dispose of all or a part of their investment in our common stock may not be able to do so except in an illiquid market or by private direct negotiations with third parties, assuming that third parties are willing to purchase our common stock.

The offering price was determined by the board of directors and therefore may not be indicative of resale value.

The offering price of $10.00 was determined by the board of directors based on a number of factors, including current information regarding our financial condition and prospects, and may not be indicative of resale value. Our common stock’s recent trading prices based on actual transactions disclosed to the board were considered. However, because our common stock has been thinly traded, this was only one of several factors that the board of directors considered in establishing the offering price.

Our board of directors and management will have broad discretion to spend a large portion of the net proceeds of this offering, and may do so in ways with which you do not agree.

If the offering is fully subscribed, we estimate the net proceeds to us from this offering to be approximately $14,894,400, after deducting estimated offering expenses. Our board of directors and management will have significant discretion in spending the proceeds of this offering. We currently intend to use substantially all the proceeds as additional regulatory and working capital to support growth in the deposits and asset base of our subsidiary bank. The discretion of our board of directors and management to allocate the net proceeds from the offering means that we may apply these proceeds to uses that you may not consider desirable. Any failure of management to apply these effectively could harm our business.

This offering may negatively affect our return on equity.

Our 2008 return on equity will likely be inversely related to the size of this offering. This is primarily caused by the delay between the time that we receive capital through the sale of common stock and the time that our bank can successfully deploy the capital into earning assets such as loans. Based on our current 2008 budget projections, we anticipate a year end return of equity of .80% if $15,000,000 is raised, .94% if $10,000,000 is raised, and 1.14% if $5,000,000 is raised.

We have paid dividends on our common stock but may be unable to pay dividends in the future if earnings are adversely affected.

We have declared and paid cash dividends on our common stock for several years. We paid a dividend of $.07 in 2006 and $.10 in 2007. Our 2008 budget provides for an increase in the annual dividend from 2007. However, we cannot ensure that we will be able to pay dividends in the future if economic conditions adversely affect the Bank’s earnings. In addition, our ability to pay dividends is subject to regulatory limitations.

We encounter technological change continually and have fewer resources than many of our competitors to invest in technological improvements.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to serving customers better, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our success will depend in part on our ability to address our customers’ needs by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements than we have. Although we plan to use some of the proceeds from this offering to strengthen and enhance the Bank’s information technology infrastructure, we may not be able to implement new technology-driven products and services effectively or be successful in marketing these products and services to our customers.

Sales of common stock by existing shareholders could affect the price of our common stock adversely.

Our common stock is not actively traded. We do not expect trading activity to increase as a result of this offering. Although we do not expect an increased level of trading, it is possible that some of our existing shareholders will view this offering as an opportunity to sell their shares in an effort to take profits. Sales of a significant number of shares of our common stock following this offering, or the perception that sales could occur, could adversely affect the market price of our common stock.

Because our directors and executive officers own a significant amount of our common stock, your ability to participate in our management will be limited.

Currently, our directors and executive officers beneficially own approximately 976,104 shares (44.55% of our outstanding common stock, including exercisable options). Our directors and executive officers are expected to exercise their stock options and could purchase additional shares in this offering. As a result of such ownership, the ability of other subscribers to effectively exercise control over the election of directors and thereby exercise control over the supervision of the management or our business, is limited.

Our articles of incorporation and bylaws contain antitakeover provisions that may deter an attempt to change or gain control of us.

Our articles of incorporation and bylaws include antitakeover provisions such as the existence of restrictions on the ability to change the number of directors or to remove a director and flexibility in evaluating proposed actions. As a result, you may be deprived of opportunities to sell some or all of your shares at prices that represent a premium over market prices.

We are subject to significant government regulations that affect our operations and may result in higher operating costs or increased competition for us.

Our success will depend not only on competitive factors, but also on state and federal regulations affecting banks and bank holding companies generally. Regulations now affecting us may change at any time, and these changes may adversely affect our business.

We are subject to extensive regulation by the Board of Governors of the Federal Reserve, the Federal Deposit Insurance Corporation (“FDIC”), and the Georgia Department of Banking and Finance (“GDB&F”). Supervision, regulation, and examination of banks and bank holding companies by bank regulatory agencies are intended primarily for the protection of depositors rather than shareholders. These agencies examine bank holding companies and commercial banks, establish capital and other financial requirements, and approve new branches, acquisitions, or other changes of control. Our ability to establish new branches or make acquisitions is conditioned on receiving required regulatory approvals from the applicable regulators.

We believe that changes in legislation and regulations will continue to have a significant effect on the banking industry. Although some of the legislative and regulatory changes may benefit us and our bank, others will increase our costs of doing business, some of our competitors are not subject to similar regulations.

RECENT DEVELOPMENTS

Operations

CCB is a bank holding company that owns the Bank and Capitol City Home Loans, Inc. (“CCHL”), a mortgage company. The Bank has experienced sustained growth by expanding its branch banking network throughout the Atlanta metropolitan area and the State of Georgia. Recently, the Bank opened its eighth location, a branch facility in downtown Atlanta on Peachtree Street.

CCB and the Bank have had a good record of profitable growth with relatively low credit losses, and have consistently paid dividends over the past decade. The Bank will continue to focus on growing its deposits, assets, and earnings by opening new branches and expanding its banking presence throughout the southeastern United States. The Bank controls expenses through cost reduction and cost avoidance efforts. The CCB board of directors continuously strives to improve overall board governance, risk management, and implementation of effective internal controls to ensure the accuracy of its financial reporting.

The Bank has established advisory boards throughout the state in Atlanta, Albany, Savannah, and Augusta. These boards are involved in marketing the Bank’s products and services and participating in local community-development projects and activities.

Finally, CCB is considering alternatives to increase the liquidity of its stock and to improve the structure for buying and selling by listing its stock on the over-the-counter bulletin board.

Products/Services

The Bank currently offers a variety of financial products and services to its customers, including deposits, loans, online banking, wire transfers, mortgage loan origination, small business development loans, and home equity lines of credit. In the future, the Bank plans to offer additional services, such as investment banking, insurance, and wealth management and trust services through the creation of subsidiaries or by partnering with selected service providers.

Branches

In 2007, the Bank opened its eighth banking facility and now has five in metropolitan Atlanta and three strategically located throughout the State of Georgia. The Bank is planning to expand its branch network into key states and cities within the southeastern United States by acquiring community banks or chartering de novo banks. Our goal over the next five years is to more than double the number of branches that we currently have. We have achieved profitability within each of our branches in less than twelve months, which leads the industry average of eighteen months. Because of our community-banking model, we believe that opening more branches will improve the overall profitability of the Bank. Consequently, the expansion of our branch network is a very high priority for CCB’s management and directors.

Regulatory Examinations

State and federal regulatory agencies, as an integral part of their examination process, review our loans and our allowance for loan losses. Regulators, when reviewing our loan portfolio, may require us to increase our allowance for loan losses, which would negatively affect our net income. In March 2005, the FDIC and GDB&F expressed concern over several unsatisfactory conditions in our loan portfolio, and a resolution was adopted by the board of directors to address the regulators’ concerns. The resolution required the implementation of specific plans, including the reduction and elimination of adversely classified loans, the improvement of credit review and loan documentation, and the submission of progress reports to the FDIC and GDB&F each quarter. Currently, the Bank has successfully implemented the plans, resulting in improved conditions in these areas and more favorable examinations from the regulatory agencies. We continue to update the FDIC and GDB&F quarterly on our progress in achieving the goals of the board resolution.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements related to our future results, including statements about certain projections and business trends. Assumptions relating to forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. When used in this prospectus, the words “estimate,” “project,” “intend,” “believe,” “expect,” and similar expressions identify forward-looking statements. Although we believe that assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate, and we may not realize the results contemplated by the forward-looking statement. Management decisions are subjective in many respects and susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause us to alter our business strategy that may, in turn, affect our results of operations. In light of the significant uncertainties inherent in the forward-looking information included in this prospectus, you should not regard the inclusion of this information as our representation that we will achieve any strategy, objectives, or other plans. The forward-looking statements contained in this prospectus speak only as of the date of this prospectus as stated on the front cover, and we have no obligation to update or revise any of these forward-looking statements.

These and other statements, which are not historical facts, are based largely on management’s current expectations and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those contemplated by forward-looking statements. These risks and uncertainties include, among other things, the risks and uncertainties described above in the section labeled “Risk Factors.”

THE OFFERING

Maximum Offering/Minimum and Maximum Investment

We are offering a maximum of 1,500,000 shares of common stock in this offering. The minimum purchase for any investor is 50 shares of common stock, unless we, in our sole discretion, accept a subscription for a lesser number of shares. The maximum purchase for any investor is 5% of the total common stock issued and outstanding after the completion of this offering, unless we, in our sole discretion, accept a subscription for a greater number of shares.

Purchases by Directors and Officers

Our directors and officers do not intend to purchase any shares in this offering.

Subscription

As indicated below under “How to Subscribe,” upon execution and delivery of a subscription agreement for shares of the common stock, subscribers will be required to deliver to CCB a check in an amount equal to $10.00 times the number of shares subscribed for. All subscriptions are subject to immediate acceptance in our discretion.

Company Discretion

We reserve the right, exercisable in our sole discretion, to accept or reject any subscription in whole or in part. In determining which subscriptions to accept, we may consider various factors, including a subscriber’s potential to do business with, or direct customers to, the Bank, the relative amount of each subscriber’s proposed investment, and the order in which subscriptions are received. We also reserve the right to accept subscriptions on a prorated basis if we receive subscriptions for more than 1,500,000 shares. We will notify all subscribers whether their subscriptions have been accepted. The proceeds from the sale of shares from accepted subscriptions will be immediately deposited with CCB as capital. With respect to any subscriptions that we do not accept in whole or in part, the notification will be accompanied by the unaccepted portion of the subscription funds, without interest.

Offering Period

The offering period for the shares will terminate on November 8, 2008, or when all of the shares of common stock are sold, whichever occurs first. We may, in our sole discretion, extend the offering for up to 90 days (i.e., February 8, 2009). We will promptly notify subscribers of any extensions. The date on which this offering ends, plus any extension, is referred to in this prospectus as the “expiration date.”

We also reserve the right to end the offering at any time if we determine that the total amount of subscriptions received to date will provide adequate capitalization for CCB.

Plan of Distribution

Our directors and officers will offer and sell the common stock on a best-efforts basis without compensation. Our officers and directors intend to market the shares directly to our existing shareholders, customers of our subsidiary bank, and personal contacts. Our officers and directors plan to market these parties through personal and telephonic contact and by delivering offering information through the mail.

We believe these officers and directors will not be deemed to be brokers or dealers under the Securities Exchange Act of 1934 due to Rule 3a4-1 because they will not receive compensation for these efforts, their activities in connection with the offering will be in addition to their other duties, and they will satisfy the other requirements of such Rule. We also believe that these officers and directors will not be deemed to be statutory underwriters under Section 2(a)(11) of the Securities Act of 1933. We may find it desirable to utilize the services of brokers and/or dealers to sell the common stock. However, we have no present arrangements with any brokers or dealers relating to this offering. If we use brokers or dealers, they would sell the common stock on a best-efforts basis, and we would pay them a commission based on the shares sold by them. We do not expect that the sales of common stock through brokers or dealers will comprise a major part of this offering.

How to Subscribe

Each prospective investor who desires at least 50 or more shares must:

1.	Complete, date, and execute the Subscription Agreement that is attached as Appendix “A” to this prospectus.

2.	Make a check payable to “Capitol City Bancshares, Inc.” in an amount equal to $10.00 multiplied by the number of shares subscribed for.

3.	Return the completed Subscription Agreement as follows: By hand, U.S. Mail, or overnight delivery to:

Capitol City Bancshares, Inc.

572 Lee Street, S.W.

Atlanta, Georgia 30310

Attention: George G. Andrews, President

4.	Upon our receipt of payment for the shares subscribed for, the Subscription Agreement will become final, binding and irrevocable.

USE OF PROCEEDS

Assuming all the shares of common stock offered pursuant to this prospectus are sold, the net proceeds to CCB, after deducting approximately $105,600 in offering expenses, are estimated to be $14,894,400. As this offering is being made on an “any and all” basis, the net proceeds will be reduced to the extent that any of the shares being offered remain unsold upon the completion of the offering.

We have analyzed our present operations and anticipated future operations to determine the most effective strategies to promote future growth. Based upon our analysis and approved strategic plans, we are seeking expansion opportunities throughout Georgia and the southeastern United States. There are numerous opportunities for CCB to expand its financial products and services and to broaden its banking presence throughout our existing market areas and establish a presence throughout the rest of Georgia. We expect to use the proceeds from this offering to pursue offering investment banking services; to strengthen our mortgage loan operation; to take advantage of community bank acquisition opportunities within selected states and cities in the southeastern United States; to purchase treasury stock; and to pay off existing debt. We also plan to strengthen the capital reserves of the Bank, our primary subsidiary. We note that we are subject to regulatory capital requirements imposed by the Federal Reserve. We plan to maintain capital equal to or higher than eight percent of risk-weighted assets for both CCB and the Bank. We want to position the Bank so that it can effectively react to volatility in the economy and maintain capital ratios well above minimum regulatory levels. We expect that the proceeds from this offering will help us strengthen our information technology infrastructure to achieve scanning and imaging capability, to update our computer platforms, to update our website, and to improve other telecommunication networks.

We will pursue our strategic plans for growth in assets, deposits, and earning in accordance with all applicable laws and regulations governing our operations. We intend to immediately deposit the funds from all accepted subscriptions into the capital accounts of the Bank. No escrow will be utilized in this offering, and there is no minimum subscription amount for the offering to become effective.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2007, and pro forma capitalization as of completion of the offering, assuming that the stated number of shares of the common stock is sold.

	December 31, 2007	As adjusted for maximum offering
Shareholder Equity:

Series A cumulative, non-voting preferred stock, 10,000 shares authorized; par value $100; 10,000 shares issued and outstanding	$1,000,000	$1,000,000

Common Stock, par value $1.50 per share; 20,000,000 shares authorized; 2,191,608 shares issued and outstanding; 3,691,608 shares issued and outstanding as adjusted for the maximum offering	3,287,412	5,537,412

Surplus (1)	2,385,840	15,030,240

Retained Earnings	12,040,145	12,040,145

Accumulated other comprehensive income (loss)	36,618	36,618

Total shareholders’ equity (deficit)	$18,750,015	$33,644,415

(1)	Surplus was reduced by $105,600 for expenses related to the issuance of stock; consequently, the total net proceeds is $14,894,400.

MARKET FOR OUR COMMON EQUITY

AND RELATED SHAREHOLDER MATTERS

Market Information

The common stock of CCB is not traded in the over-the-counter market or on any stock exchange, nor is CCB’s common stock otherwise actively traded. There is thus no established trading market for CCB’s common stock. CCB has maintained records of share prices based on actual transactions when such information has been disclosed by persons either purchasing or selling CCB’s common stock. These records reflect prices for transactions in CCB’s common stock to the best knowledge of management.

The following table reflects the high and low trades of shares of CCB for each quarterly period during the last two years based on such limited available information.

YEAR	HIGH SELLING PRICE*	LOW SELLING PRICE*
2007
First Quarter	$10.00	$10.00
Second Quarter	$10.00	$8.00
Third Quarter	$10.00	$8.00
Fourth Quarter	$10.00	$5.00

2006
First Quarter	$10.00	$7.00
Second Quarter	$10.00	$7.00
Third Quarter	$10.00	$10.00
Fourth Quarter	$10.00	$10.00

*	Adjusted for a 4-for-1 stock split effective March 1, 2005.

As of December 31, 2007, CCB had approximately 1,175 shareholders of record of CCB’s common stock.

Equity Compensation Plan Information

The following table sets forth information relating to CCB’s equity compensation plans as of December 31, 2007.

	Number of securities to be issued upon exercise of outstanding options, warranties and rights	Weighted-average exercise price of outstanding options, warrants, and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders	418,000	$2.67	158,400
Equity compensation plans not approved by security holders	0	0	0

Total	418,000	$2.67	158,400

All amounts are post-split adjusted.

Unregistered Sale of Equity Securities

On February 28, 2007, CCB sold 10,000 shares of Series A cumulative, nonvoting, $100 par value preferred stock to an institutional investor for cash consideration of $1,000,000. The terms of the preferred stock issuance are shown on the Amendment to the Articles of Incorporation filed on February 16, 2007 with the Secretary of State of Georgia. No underwriting discounts or commissions were paid. The transaction is exempt from registration under the Securities Act of 1933, as amended, in reliance on Section 4(2) of the Act, as a transaction by an issuer not involving a public offering.

Dividend Policy

Under the Financial Institutions Code of Georgia, the Bank may from time to time declare and thereupon pay dividends on its outstanding shares in cash, property or its own shares unless, after giving effect to such distribution, the Bank would not be able to pay its debts as they become due in the usual course of business or the Bank would have insufficient cash market value assets to pay liabilities to depositors and other creditors. Moreover, the Bank may declare and pay dividends in cash or property only out of the retained earnings of the Bank and may not declare or pay dividends at any time it does not have paid-in capital and appropriated retained earnings equal to or exceeding 20% of its capital stock. The Bank may not declare and pay dividends in excess of 50% of net profits after taxes for the previous fiscal year without the prior approval of the GDB&F. The Bank is also allowed to declare and pay dividends in authorized but unissued shares of its stock, provided there is transferred to capital stock an amount equal to the value of the shares distributed and provided further that after payment of the dividend the Bank continues to maintain required levels of paid-in capital and appropriated retained earnings. CCB paid dividends in 2006 of $.07 per share and in 2007 of $.10 per share.

Dilution

If you invest in our common stock, your interest in the book value of CCB will be diluted because the public offering price per share of our common stock exceeds the pro forma net tangible book value per share of our common stock after this offering. Pro forma net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering.

Our net tangible book value as of December 31, 2007, was approximately $18.75 million, or $8.56 per share of common stock (as adjusted to reflect our 4-for-1 stock split on March 1, 2005). After giving effect to our sale of the 1,500,000 shares of common stock offered by this prospectus at a public offering price of $10.00 per share, and after deducting estimated offering expenses, our adjusted net tangible book value as of December 31, 2007, would have been approximately $33.64 million, or $9.11 per share, and an immediate dilution of book value to new investors of $.89 per share. The following table illustrates the per share dilution to new investors:

	100%	75%	50%	25%
Assumed public offering price per share	$10.00	$10.00	$10.00	$10.00
Net tangible book value per share	$8.56	$8.56	$8.56	$8.56
Increase per share attributable to this offering	$.55	$.45	$.33	$.17
Net tangible book value per share after this offering	$9.11	$9.01	$8.89	$8.73
Dilution per share to new investors in this offering	$.89	$.99	$1.11	$1.27

The foregoing discussion and tables assume no exercise of any stock options outstanding as of December 31, 2007. The foregoing discussion and tables exclude options to purchase 418,000 shares of common stock outstanding as of December 31, 2007, at a weighted-average exercise price of $2.67 per share. To the extent that any of these shares are issued, there will be further dilution to new investors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

General

The purpose of this discussion is to focus on information about our financial condition and results of operations which are not otherwise apparent from the consolidated financial statements included in this Annual Report. Reference should be made to those statements and the selected financial data presented elsewhere in this report for an understanding of the following discussion and analysis. Historical results of operations and any trends which may appear are not necessarily indicative of the results to be expected in future years.

Forward-Looking Statements

This annual report contains certain forward-looking statements which are based on certain assumptions and describe future plans, strategies, and our expectations. These forward-looking statements are generally identified by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or similar expressions. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on our operations include, but are not limited to, changes in interest rates, general economic conditions, legislation and regulation, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of our loan or securities portfolio, demand for loan products, deposit flows, competition, demand for financial services in our market area, and accounting principles and guidelines. You should consider these risks and uncertainties in evaluating forward-looking statements and should not place undue reliance on such statements. We will not publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Summary

During 2007, we experienced growth in total assets, total interest-earning assets, total loans and total deposits. As of December 31, 2007, we reported total assets of $273.0 million, an increase of 9.2% over 2006. Total interest-earning assets increased by $19.9 million, or 8.5%, and total deposits increased by $19.7 million, or 8.7% from 2006 to 2007. Total loans increased by $18.2 million, or 10.1%, as compared to the same period in 2006. Net income for the year ended December 31, 2007 decreased by $135,000 as compared to the year ended December 31, 2006.

Critical Accounting Policies

We have established policies to govern the application of accounting principles in the preparation of our financial statements. Our significant accounting policies are described in Note 1 to the Consolidated Financial Statements. Certain accounting policies involve assumptions and decisions by management which may have a material impact on the carrying value of certain assets and liabilities, and the results of operations. We consider these accounting policies to be our critical accounting policies. The assumptions and decisions used by management are based on current historical data as well as other factors which are believed to be reasonable considering the circumstances.

Allowance for Loan Losses

We believe the allowance for loan losses is a critical accounting policy that requires the most significant decisions and estimates used in the preparation of our consolidated financial statements. The allowance for loan losses represents management’s estimate of probable loan losses inherent in the loan portfolio.

The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio. The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of loans in light of historical experience, the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, current economic conditions that may affect the borrower’s ability to pay, estimated value of underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A substantial portion of our loan portfolio is secured by commercial real estate and residential real estate, with a concentration in church loans. The majority of those loans are secured by real estate in our primary market areas. The ultimate collectibility of a substantial portion of our loan portfolio is susceptible to changes to market conditions in our primary market areas.

Liquidity and Capital Resources

Liquidity management involves the matching of the cash flow requirements of customers who may be either depositors desiring to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs and our ability to meet those needs. We seek to meet liquidity requirements primarily through management of federal funds sold, securities available for sale, monthly amortizing loans, and the repayment of maturing single payment loans. We also maintain relationships with correspondent banks which can provide funds on short notice.

Our liquidity and capital resources are monitored on a periodic basis by management and state and federal regulatory authorities. At December 31, 2007, our liquidity ratio was considered satisfactory. We review liquidity on a periodic basis to monitor and adjust liquidity as necessary. We have the ability to adjust liquidity by selling securities available for sale, selling participations in loans and accessing available funds through various borrowing arrangements with correspondent banks.

At December 31, 2007, our capital to asset ratios were considered well-capitalized based on guidelines established by regulatory authorities. During 2007, our total equity increased by $3.2 million. This increase consists of net income of $2.0 million, issuance of preferred stock of $1 million, and a decrease in accumulated other comprehensive loss, net of tax, of $425,000, offset by dividends paid of $219,000. At December 31, 2007, our total stockholders’ equity was $18.8 million.

The primary source of funds available to the holding company is the payment of dividends by our subsidiaries. Banking regulations limit the amount of the dividends that may be paid by our bank subsidiary without prior approval of the Bank’s regulatory agency. Currently, approximately $559,000 can be paid by the Bank to the holding company without regulatory approval. The payment of dividends is decided by the Board of Directors based on factors available to them at the time of declaration.

Banking regulations require us to maintain minimum capital levels in relation to assets. At December 31, 2007, the Company’s and Bank’s capital ratios were considered well capitalized based on regulatory minimum capital requirements. The minimum capital requirements and the actual capital ratios on a consolidated basis and for the Bank at December 31, 2007 are as follows:

	Company	Bank	Regulatory Requirements
Leverage capital ratio	8.05%	8.04%	4.00%
Risk-based capital ratios:
Tier 1 capital	9.48%	9.47%	4.00%
Total capital	10.70%	10.69%	8.00%

We are not aware of any other recommendations by the regulatory authorities, events or trends, which, if they were to be implemented, would have a material effect on our liquidity, capital resources, or operations.

Contractual Obligations and Off-Balance Sheet Commitments

The Bank, in the normal course of business, commits to extend credit in the form of letters of credit and lines of credit. The amount of outstanding loan commitments and letters of credit at December 31, 2007 and 2006 were $15.2 million and $17.9 million, respectively. Commitments to extend credit generally have fixed expiration dates or other termination provisions and may require payment of a fee. Since many of the commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The following table presents the Company’s contractual obligations as of December 31, 2007.

	Payments Due After December 31, 2007
	Total	1 Year or Less	1-3 Years	4-5 Years	After 5 Years
	(Dollars in Thousands)
Note payable	$452	$85	$170	$170	$27
Company guaranteed trust- preferred securities	3,403	—	—	—	3,403

Total contractual cash obligations	$3,855	$85	$170	$170	$3,430

We did not have any material commitments for capital expenditures at December 31, 2007.

Effects of Inflation

The impact of inflation on banks differs from its impact on non-financial institutions. Banks, as financial intermediaries, have assets which are primarily monetary in nature and which tend to fluctuate in concert with inflation. A bank can reduce the impact of inflation if it can manage its rate sensitivity gap. This gap represents the difference between rate sensitive assets and rate sensitive liabilities. We, through our asset-liability committee, attempt to structure the assets and liabilities and manage the rate sensitivity gap, thereby seeking to minimize the potential effects of inflation. For information on the management of our interest rate sensitive assets and liabilities, see the “Asset/Liability Management” section.

BALANCE SHEETS

Total assets increased approximately $22.9 million or 9.2% from 2006 to 2007 compared to an increase of $9.0 million for the year ended December 31, 2006. The most significant increase was in total loans which increased by $18.2 million. Securities available for sale increased in 2007 by $1.4 million. Our loan to deposit ratio was 80.9% at December 31, 2007 compared to 80.0% at December 31, 2006.

The increase in assets was funded primarily by an increase in deposits of $19.7 million or 8.7% as compared to a $9.0 million increase in 2006. The increase was made up of an increase in interest-bearing deposits of $19.5 million and an increase in noninterest-bearing deposits of $157,000. Time deposits of $100,000 or more increased during this same time period by $6.0 million, to $53.1 million. Noninterest-bearing deposits accounted for 12.4% and 13.4% of total deposits at December 31, 2007 and 2006, respectively. Brokered certificates of deposit increased $1.4 million to $26.7 million as of December 31, 2007.

Average total assets increased $11.7 million from 2006 to 2007. Average interest-earning assets increased $12.2 million from 2006 to 2007, including an increase in average total loans of $8.6 million. Average interest-bearing liabilities increased during the same period by $12.5 million from $197.5 to $210.0 million. These increases in average balances for the year ended December 31, 2007 reflect steady and consistent growth during the year. The increase in average total assets and loans for the year reflect increases of 4.7% and 4.9%, respectively. Comparison of average balances indicates a pattern of sustained growth for the year.

The specific economic and credit risks associated with our loan portfolio, especially the real estate portfolio, include, but are not limited to, a general downturn in the economy which could affect unemployment rates in our market areas, general real estate market deterioration, interest rate fluctuations, deteriorated collateral, title defects, inaccurate appraisals, and financial deterioration of borrowers. Construction and development lending can also present other specific risks to the lender such as whether developers can find builders to buy lots for home construction, whether the builders can obtain financing for the construction, whether the builders can sell the home to a buyer, and whether the buyer can obtain permanent financing. Currently, real estate values and employment trends in our market areas have remained stable.

We constantly attempt to reduce economic and credit risks not only by adherence to loan to value guidelines, but also by investigating the creditworthiness of our borrowers and monitoring the borrower’s financial position. Also, we periodically review our lending policies and procedures to insure that we are complying with external rules and regulations as well as internal policies. State banking regulations limit exposure by prohibiting secured loan relationships that exceed 25% of our statutory capital and unsecured loan relationships that exceed 15% of statutory capital.

RESULTS OF OPERATIONS

Our profitability is determined by our ability to effectively manage interest income and expense, to minimize loan and securities losses, to generate noninterest income, and to control noninterest expense. Because interest rates are determined by market forces and economic conditions beyond our control, the ability to generate net interest income is dependent upon our ability to obtain an adequate spread between the rate earned on interest-earning assets and the rate paid on interest-bearing liabilities. Thus, the key performance measure for net interest income is the interest margin or net yield, which is net interest income divided by total average interest-earning assets. Interest-earning assets consist of interest-bearing deposits at other financial institutions, loans, securities, and federal funds sold. Interest-bearing liabilities consist of interest-bearing deposits, note payable, securities sold under repurchase agreements and trust preferred securities.

The yield on interest-earning assets decreased by 12 basis points to 8.36% in 2007, as compared to 8.48% in 2006. The decrease in the yield on interest-earning assets is primarily the result of the decrease in the yield on average loans of 27 basis points to 9.57% in 2007 as compared to 9.84% in 2006. Average loans represented 75.4% and 75.6% of total interest-earning assets at December 31, 2007 and 2006, respectively. The net effect on net interest income was a decrease of $668,000, or 6.2% as compared to 2006. The net yield on average interest-earning assets decreased 51 basis points to 4.18% during 2007 from 4.69% during 2006. The yield on average interest-bearing liabilities increased 41 basis points to 4.84% in 2007 compared to 4.43% in 2006. The increase in the rate paid on average interest-bearing liabilities is due to the increase of $15.2 million in certificates of deposit as compared to December 31, 2006. Brokered deposits typically demand higher rates which has directly impacted our net interest margin. Brokered deposits are a secondary source of funding loan demand. The yield on interest-earning assets and rates paid on interest-bearing liabilities is impacted by the 100 basis point decrease in Prime Rate since December 31, 2006.

The allowance for loan losses represents an allowance for potential losses in the loan portfolio. The provision for loan losses is a charge to operations which we determine is necessary to adequately fund the allowance for loan losses. The allowance is based on a number of factors including the growth of the loan portfolio, net charge-offs incurred, past experience, and our review and evaluation of potential losses in the loan portfolio. The provision for loan losses decreased for the year ended December 31, 2007 from $695,000 to $500,000, or by $195,000.

Total loan charge-offs increased by $278,000 from $269,000 in 2006 to $547,000 for the year ended 2007, and recoveries decreased from $128,000 to $79,000, resulting in net charge-offs of $468,000 and $141,000 for the years ended December 31, 2007 and 2006, respectively. The increase in net charge-offs of $327,000 resulted in a net charge-off to average loans ratio of 0.26% in 2007 as compared to 0.08% in 2006.

Our allowance for loan loss was $3.4 million and $3.3 million at December 31, 2007 and 2006, respectively. The allowance as a percentage of total loans decreased to 1.68% in 2007 as compared to 1.83% in 2006. As of December 31, 2007, there were $18.2 million of impaired loans as compared to $4.9 million in 2006. Impaired loans consist of non-accrual loans and other loans specifically identified as impaired, and we have determined that a valuation allowance of approximately $1,227,000 is required for these loans as of December 31, 2007. Due to collateral values on the underlying loans, we do not anticipate significant additional losses related to identified impaired loans. Past due loans greater than 90 days and still accruing interest increased at December 31, 2007 as compared to 2006, from $1.8 million to $2.1 million. In addition to non-accrual loans, the Company also has other real estate, which is considered a nonperforming asset. At December 31, 2007, the balance in other real estate was $550,000 compared to $891,000 at December 31, 2006. Other real estate consists of several pieces of property which are being carried at fair value. Management does not anticipate any significant losses related to other real estate. Considering all these circumstances and the provisions for loan losses recognized in 2007, we believe that the allowance for loan losses is adequate to cover any potential losses in the loan portfolio at December 31, 2007.

Other income decreased $111,000 or 4.59% in 2007 compared to a decrease of $272,000 in 2006. Included in other income are service charges on deposit accounts which include monthly service charges on transaction accounts, insufficient funds charges, and other miscellaneous maintenance fees. The amount of service charges fluctuates with the volume of transaction accounts and the volume of NSF activity. Approximately 74% and 72% of the service charge income is generated from insufficient funds charges for the years ended December 31, 2007 and 2006, respectively. Mortgage origination income decreased by $135,000 in 2007 due to a lower volume of mortgage originations.

Other expenses decreased $443,000 or 4.7% during 2007 compared to an increase of $1.4 million in 2006. This decrease is primarily a result of other operating expenses decreasing $611,000 in 2007 as compared to an increase of $590,000 in 2006. The decrease in other operating expenses is largely due to a decrease in legal expenses of $660,000 during 2007 from $687,000 to $27,000. Expenses incurred in 2006 related to litigation involving a dispute with another financial institution over the legal name of our bank subsidiary as well as the aforementioned lawsuit. The decrease in other expenses is partially offset by an increase in salaries and employee benefits of $140,000. The increase in salaries and employee benefits is due to increases in the cost of benefits and annual salary increases. The number of employees increased in 2007 to 96 from 72. Occupancy and equipment expenses increased by $28,000 during 2007 due to the addition of a branch location. We continue to be a high volume, consumer oriented bank. This strategy continues to be beneficial to us in many ways; however, with high volume generally comes increased expenses, costs and operating losses. We closely monitor these activities and the related costs. Other significant changes within other operating expenses were an increase of $304,000 in audit, accounting and consulting fees, an increase in telephone expenses of $141,000, and an increase of $111,000 in computer expenses, with office supplies, postage and miscellaneous expenses decreasing approximately $300,000 for the year ended December 31, 2007.

During 2007 and 2006, we recognized income tax expense of $1.0 million. The effective tax rate was 34% and 33% for the years ended December 31, 2007 and 2006, respectively. We continue to invest in tax-free securities as a means of minimizing our tax expense.

SELECTED FINANCIAL INFORMATION AND STATISTICAL DATA

The tables and schedules on the following pages set forth certain significant financial information and statistical data with respect to: the distribution of assets, liabilities and stockholders’ equity; interest rates and interest differentials; interest rate sensitivity gap ratios; the security portfolio; the loan portfolio, including types of loans, maturities and sensitivities to changes in interest rates and risk elements; summary of the loan loss experience and allowance for loan losses; types of deposits; and the return on equity and assets.

Average Balances

The condensed average balance sheets for the periods included are presented below.(1)

	December 31,
	2007	2006
	(Dollars in Thousands)
ASSETS
Cash and due from banks	$6,754	$4,531
Taxable securities	47,733	42,613
Nontaxable securities	8,014	10,558
Unrealized gains (losses) on securities available for sale	(509)	(853)
Federal funds sold	4,129	3,111
Loans (2)(3)	183,368	174,735
Allowance for loan losses	(3,235)	(2,801)
Other assets	13,807	16,421

	$260,061	$248,315

Total interest-earning assets	$243,244	$231,017

LIABILITIES AND STOCKHOLDERS’ EQUITY

Deposits:
Noninterest-bearing demand	$29,859	$32,745
Interest-bearing demand and savings	30,616	31,671
Time	174,957	159,745

Total deposits	235,432	224,161
Note payable	585	690
Securities sold under repurchase agreements	448	1,968
Company guaranteed trust preferred securities	3,403	3,403
Other liabilities	2,772	3,418

Total liabilities	242,640	233,640

Stockholders’ equity (4)	17,421	14,675

	$260,061	$248,315

Total interest-bearing liabilities	$210,009	$197,477

(1)	Average balances were determined using the daily average balances.

(2)	Nonaccrual loans of $5.1 million and $4.1 million are included in the average balances of loans for 2007 and 2006, respectively.

(3)	Loans are net of deferred loan fees and unearned interest.

(4)	Includes average unrealized losses on securities available for sale, net of tax.

Interest Income and Interest Expense

The following table sets forth the amount of our interest income or interest expense for each category of interest-earning assets and interest-bearing liabilities and the average interest rate for total interest-earning assets and total interest-bearing liabilities, net interest spread and net yield on average interest-earning assets.

	Years Ended December 31,
	2007		2006
	Interest	Average Rate	Interest	Average Rate
	(Dollars in Thousands)
INTEREST INCOME:
Interest on loans (1)	$17,553	9.57%	$17,199	9.84%
Interest on taxable securities	2,273	4.76	1,858	4.36
Interest on nontaxable securities (2)	310	3.87	397	3.76
Interest on federal funds sold	204	4.95	145	4.67

Total interest income	20,340	8.36	19,599	8.48

INTEREST EXPENSE:
Interest on interest-bearing demand and savings deposits	856	2.80%	879	2.78%
Interest on time deposits	8,921	5.10	7,448	4.66
Interest on note payable	60	10.19	39	5.63
Interest on securities sold under repurchase agreements	27	5.96	108	5.50
Interest on company guaranteed trust preferred securities	300	8.82	280	8.23

Total interest expense	10,164	4.84	8,754	4.43

NET INTEREST INCOME	$10,176		$10,845

Net interest spread		3.52%		4.05%

Net yield on average interest-earning assets		4.18%		4.69%

(1)	Interest on loans includes approximately $1.2 million and $1.3 million of loan fee income for the years ended December 31, 2007 and 2006.

(2)	Yields on nontaxable securities are not presented on a tax-equivalent basis.

Rate and Volume Analysis

The following table describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected our interest income and expense during the year indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) change in volume (change in volume multiplied by old rate); (2) change in rate (change in rate multiplied by old volume); and (3) a combination of change in rate and change in volume. The changes in interest income and interest expense attributable to both volume and rate have been allocated proportionately to the change due to volume and the change due to rate.

		2007 vs. 2006 Changes Due To:
	Rate	Volume	Increase (Decrease)
	(Dollars in Thousands)
Increase (decrease) in:
Interest on loans	$(480)	$834	$354
Interest on taxable securities	180	235	415
Interest on nontaxable securities	12	(99)	(87)
Interest on federal funds sold	9	50	59

Total interest income	(279)	1,020	741

Interest on interest-bearing demand and savings deposits	6	(29)	(23)
Interest on time deposits	734	739	1,473
Interest on note payable	28	(7)	21
Interest on securities sold under repurchase agreements	8	(89)	(81)
Interest on company guaranteed trust preferred securities	20	—	20

Total interest expense	796	614	1,410

Net interest income	$(1,075)	$406	$(669)

Asset/Liability Management

Our objective is to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established cash, loan, investment, and capital policies. Certain officers are charged with the responsibility for monitoring policies and procedures that are designed to ensure acceptable composition of the asset/liability mix. It is the overall philosophy of management to support asset growth primarily through growth of core deposits of all categories deposited by individuals and corporations in our primary market area.

Our asset/liability mix is monitored on a regular basis. The objective of this policy is to monitor interest rate sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on earnings. An asset or liability is considered to be interest rate-sensitive if it will reprice or mature within the time period analyzed, usually one year or less. The interest rate-sensitivity gap is the difference between the interest-earning assets and interest-bearing liabilities scheduled to mature or reprice within such time period. A gap is considered positive when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities. A gap is considered negative when the amount of interest rate-sensitive liabilities exceeds the interest rate-sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income. If our assets and liabilities were equally flexible and move concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

A simple interest rate “gap” analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Accordingly, we also evaluate how the repayment of particular assets and liabilities is impacted by changes in interest rates.

Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as “interest rate caps and floors”) which limit the amount of changes in interest rates. Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest rate gap. The ability of many borrowers to service their debts also may decrease during periods of rising interest rates.

Changes in interest rates also affect our liquidity position. We currently price deposits in response to market rates and it is our intention to continue this policy. If deposits are not priced in response to market rates, a loss of deposits could occur which would negatively affect our liquidity position.

At December 31, 2007, our cumulative one year interest rate sensitivity gap ratio was 147%. The Company’s targeted ratio is 80% to 120% in this time horizon. This indicates that our interest-earning assets will reprice during this period at a rate faster than our interest-bearing liabilities.

The following table sets forth the distribution of the repricing of our interest-earning assets and interest-bearing liabilities as of December 31, 2007, as well as the interest rate sensitivity gap (i.e., interest rate sensitive assets less interest rate sensitive liabilities), the cumulative interest rate sensitivity gap, the interest rate sensitivity gap ratio (i.e., interest rate sensitive assets divided by interest rate sensitive liabilities) and the cumulative interest rate sensitivity gap ratio. The table also sets forth the time periods in which interest-earning assets and interest-bearing liabilities will mature or may reprice in accordance with their contractual terms. However, the table does not necessarily indicate the impact of general interest rate movements on the net interest margin since the repricing of various categories of assets and liabilities is subject to competitive pressures and the needs of our customers. In addition, various assets and liabilities indicated as repricing within the same period may in fact reprice at different times within such period and at different rates.

	Within Three Months	After Three Months But Within One Year	After One Year But Within Five Years	After Five Years	Total
	(Dollars in Thousands)
Interest-earning assets:
Interest-bearing deposits	$75	$—	$—	$—	$75
Federal funds sold	1,953	—	—	—	1,953
Securities available for sale	3,421	8,080	23,322	17,400	52,223
Restricted equity securities	472	—	—	—	472
Loans (1)	102,883	24,966	63,025	5,061	195,935

	108,804	33,046	86,347	22,461	250,658

Interest-bearing liabilities:
Interest-bearing demand deposits and savings	31,169	—	—	—	31,169
Certificates, less than $100,000	10,830	22,913	97,868	—	131,611
Certificates, $100,000 and over	12,006	14,574	26,546	—	53,126
Note payable	—	85	340	27	452
Securities sold under repurchase agreements	1,000	—	—	—	1,000
Company guaranteed trust preferred securities	3,403	—	—	—	3,403

	58,408	37,572	124,754	27	$220,761

Interest rate sensitivity gap	$50,396	$(4,526)	$(38,407)	$22,434

Cumulative interest rate sensitivity gap	$50,396	$45,870	$7,463	$29,897

Interest rate sensitivity gap ratio	1.86	0.88	0.69

Cumulative interest rate sensitivity gap ratio	1.86	1.48	1.03	1.14

(1)	Excludes nonaccrual loans of $4.2 million.

We have included all interest-bearing demand deposits and savings deposits in the three month maturity category because these deposits can be withdrawn immediately and reprice immediately. However, based on our experience, the majority of these deposits are expected to remain in the Bank regardless of interest rate movements.

We actively manage the mix of asset and liability maturities to control the effects of changes in the general level of interest rates on net interest income. Except for its effect on the general level of interest rates, inflation does not have a material impact on us due to the rate variability and short-term maturities of our earning assets. In particular, approximately 65% of the loan portfolio is comprised of loans that mature or reprice within one year.

SECURITIES PORTFOLIO

Types of Securities

The carrying value of securities at the dates indicated are summarized as follows:

	December 31,
	2007	2006
	(Dollars in Thousands)
U.S. Government and federal agencies (includes U.S. Treasury securities)	$43,819	$40,015
State and municipal securities	7,101	9,526
Other securities, including equity securities (1)	1,776	1,790

	$52,696	$51,331

(1)	For presentation purposes, the equity securities are not included in the maturity table below because they have no contractual date.

Maturities

The amounts of debt securities in each category as of December 31, 2007 are shown in the following table according to contractual maturity classifications (1) one year or less, (2) after one through five years, (3) after five through ten years and (4) greater than ten years.

	U.S. Government and Federal Agencies (Includes U.S. Treasury Securities)		State and Municipal Securities		Other Securities
	Amount	Yield (1)	Amount	Yield (1)(2)	Amount	Yield
	(Dollars in Thousands)
One year or less	$4,785	3.95%	$1,103	5.04%	$501	6.50%
After one through five years	9,394	4.90	4,749	4.30	—	—%
After five through ten years	4,070	5.05	1,249	5.03	650	9.50%
Greater than ten years	25,570	4.94	—	—	103	8.54%

	$43,819	4.79%	$7,101	4.54%	$1,254	8.24%

(1)	Yields were computed using coupon interest, adding discount accretion or subtracting premium amortization, as appropriate, on a ratable basis over the life of each security.

(2)	Yields on state and municipal securities are not stated on a tax-equivalent basis.

For the purpose of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of underlying collateral. The mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments.

LOAN PORTFOLIO

Types of Loans

The amount of total loans outstanding at the indicated dates is shown in the following table according to type of loans.

	December 31,
	2007	2006
	(Dollars in Thousands)
Commercial	$36,969	$43,409
Real estate-construction	5,389	5,096
Real estate-mortgage	152,277	126,785
Consumer	5,538	6,709

	$200,173	$181,999

As of December 31, 2007 and 2006, we had made specific allocations of our allowance for loan losses to certain loans of $1,226,793 and $701,900, respectively. Based on our best estimate, the allocation of the remaining allowance for loan losses to types of loans, as of the indicated dates, is as follows:

	December 31, 2007		December 31, 2006
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
	(Dollars in Thousands)
Commercial	$807	38.03%	$315	23.85%
Real estate	598	28.19	1,095	72.46
Consumer	717	33.78	1,907	3.69

	$2,122	100.00%	$3,317	100.00%

Maturities and Sensitivities to Changes in Interest Rates

Total loans as of December 31, 2007 are shown in the following table according to maturity classifications (1) one year or less (2) after one through five years and (3) after five years.

Dollars in Thousands
2007
Commercial
One year or less	$17,162
After one through five years	17,444
After five years	2,363

$36,969

Construction
One year or less	$3,620
After one through five years	1,769
After five years	—

$5,389

Other
One year or less	$45,270
After one through five years	105,686
After five years	6,859

157,815

$200,173

The following table summarizes loans at December 31, 2007 with due dates after one year which have predetermined interest rates or floating or adjustable interest rates.

Dollars in Thousands
Predetermined interest rates	$69,431
Floating or adjustable interest rates	64,690

$134,121

Risk Elements

The following table presents, at the dates indicated, the aggregate of nonperforming loans for the categories indicated.

	December 31,
	2007	2006
	(Dollars in Thousands)

Loans accounted for on a nonaccrual basis	$4,237	$4,855

Installment loans and term loans contractually past due ninety days or more as to interest or principal payments and still accruing	2,120	1,752

Loans, the terms of which have been renegotiated to provide a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower	—	—

Loans now current but considered impaired, net of nonaccrual	14,012	—

A loan is placed on nonaccrual status when, in the opinion of management, the collection of interest income is considered doubtful. Interest on loans that are classified as nonaccrual is recognized when received. In some cases, where borrowers are experiencing financial difficulties, loans may be restructured to provide terms significantly different from the original contractual terms.

The reduction in interest income associated with nonaccrual loans as of December 31, 2007 is as follows:

Interest income that would have been recorded on nonaccrual loans under original terms	$515

Interest income that was recorded on nonaccrual loans	$—

In the opinion of management, any loans classified by regulatory authorities as doubtful, substandard or special mention that have not been disclosed above do not (i) represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity, or capital resources, or (ii) represent material credits about which management is aware of any information which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms. Any loans classified by regulatory authorities as loss have been charged off.

SUMMARY OF LOAN LOSS EXPERIENCE

The provision for loan losses is created by direct charges to operations. Losses on loans are charged against the allowance in the period in which such loans, in management’s opinion, become uncollectible. Recoveries during the period are credited to this allowance. The factors that influence management’s judgment in determining the amount charged to operating expense are: composition of the loan portfolio, evaluation of possible future losses, current economic conditions, past experience, and other relevant factors. The allowance for loan losses is reviewed periodically and based on management’s evaluation of current risk characteristics of the loan portfolio, as well as the impact of prevailing and expected economic business conditions. Management considers the allowance for loan losses adequate to cover possible loan losses on the loans outstanding.

The following table summarizes average loan balances for each year determined using the daily average balances during the year; changes in the allowance for loan losses arising from loans charged off; additions to the allowance which have been recovered or charged to operating expense; and the ratio of net charge-offs during the year to average loans.

	December 31,
	2007	2006
	(Dollars in Thousands)

Average balance of loans outstanding	$183,368	$174,735

Balance of allowance for loan losses at beginning of year	$3,317	$2,763

Charge-offs:
Installment	(59)	(117)
Commercial	(488)	(30)
Real estate	—	(122)

	(547)	(269)

Recoveries:
Installment	60	68
Commercial	19	56
Real estate	—	4

	79	128

Net charge-offs	(468)	(141)

Addition to allowance charged to operating expenses	500	695

Balance of allowance for loan losses	$3,349	$3,317

Ratio of net loan charge-offs to average loans	0.26%	0.08%

DEPOSITS

Average amount of deposits and average rate paid thereon, classified as to noninterest-bearing demand deposits, interest-bearing demand and savings deposits and time deposits, for the year indicated is presented below.

	Years Ended December 31,
	2007		2006
	Amount	Rate	Amount	Rate
	(Dollars in Thousands)
Noninterest-bearing demand	$29,859	—%	$32,745	—%
Interest-bearing demand and savings	30,616	2.80	31,671	2.78
Time deposits	174,957	5.10	159,745	4.66

Total	$235,432	4.76%	$224,161	4.35%

The following table presents the maturities of time deposits of $100,000 or more as of December 31, 2007 for the periods indicated.

(Dollars in Thousands)
Three months or less	$12,006
Over three through twelve months	14,574
Over twelve months	26,546

Total	$53,126

RETURN ON EQUITY AND ASSETS

The following table shows return on assets, return on equity, dividend payout ratio and stockholders’ equity to assets ratio for the years indicated.

	Year Ended December 31,
	2007	2006
Return on assets (1)	.75%	.84%
Return on equity (2)	11.23	14.26
Dividend payout (3)	11.23	7.29
Equity to assets (4)	6.69	5.91

(1)	Net income divided by average total assets.

(2)	Net income divided by average equity.

(3)	Dividends declared per share of common stock divided by basic earnings per share.

(4)	Average equity divided by average total assets.

DESCRIPTION OF BUSINESS

Overview

On April 14, 1998, CCB was incorporated under the laws of the State of Georgia for the purpose of serving as a bank holding company for the Bank.

CCB’s common stock was initially authorized and issued in connection with the acquisition of 100% of the stock of the Bank, a wholly-owned subsidiary of CCB, on December 22, 1998.

In connection with that acquisition, CCB filed a Registration Statement under the Securities Act of 1933 as a successor issuer to the Bank, and filed a Form 8-A pursuant to Section 12(g) of the Securities Exchange Act of 1934 for registration of CCB’s common stock under the 1934 Act.

The Bank is a state banking institution chartered under the laws of the State of Georgia on June 30, 1994. Since opening on October 1, 1994, the Bank has continued a general banking business and presently serves its customers from eight locations: the main office located at 562 Lee Street, S.W., Atlanta, Georgia 30310; and service branches located at 2358 Cascade Road, Atlanta, Georgia 30311; Hartsfield-Jackson International Airport, Atlanta, Georgia; 5674 Memorial Drive, Stone Mountain, Georgia 30083; 301 W. Oglethorpe Boulevard, Albany, Georgia 31707; 339 Martin Luther King, Jr. Blvd., Savannah, Georgia 31401; 1268 Broad Street, Augusta, Georgia 30901; and our newest location at 94 Peachtree Street, Atlanta, Georgia.

The Bank operates a full-service banking business and engages in a broad range of commercial banking activities, including accepting customary types of demand and time deposits, making individual, consumer, commercial, and installment loans, and money transfers. We also offer safe deposit services and make investments in U. S. government and municipal securities.

The data processing work of the Bank is processed with Fidelity Integrated Financial Solutions. The Bank issues credit cards through its affiliation with Silverton Bank, N.A. The Bank offers its customers a variety of checking and savings accounts.

The Bank serves the residents of the City of Atlanta and Fulton, DeKalb, Chatham, Richmond, and Dougherty Counties. Each of these areas has a diverse economy, including manufacturing, financial, and service sectors. Atlanta also serves as the capital of the State of Georgia, with a significant number of residents employed in government.

Neither CCB nor the Bank generates a material amount of revenue from foreign countries, nor does either have material long-lived assets, customer relationships, mortgages or servicing rights, deferred policy acquisition costs, or deferred tax assets in foreign countries. Thus, CCB has no significant risks attributable to foreign operations.

As of December 31, 2007, the Bank had correspondent relationships with SunTrust Bank of Atlanta, Georgia, Wachovia National Bank of Georgia, The Bankers Bank (now Silverton Bank, N.A.), and The Federal Home Loan Bank of Atlanta. Correspondent banks provide certain services to the Bank, including buying and selling federal funds, handling money fund transfers and exchanges, shipping coins and currency, providing security and safekeeping of funds and other valuable items, handling loan participations, and furnishing management investment advice on the Bank’s securities portfolio.

Bank Operations

Capitol City Bancshares, Inc.

CCB owns 100% of the capital stock of the Bank. The principal role of CCB is to supervise and coordinate the activities of its subsidiaries.

Capitol City Bank and Trust Company

The Bank’s main office is located at 562 Lee Street, S.W., Atlanta, Georgia 30310. The main office, which is owned by the Bank, consists of approximately 7,000 square feet, four drive-in windows, and adjacent parking lots. Banking operations are also conducted from a branch located at 2358 Cascade Road, Atlanta, Georgia 30311. This branch is owned by the Bank and has been in continuous operation since it opened on October 3, 1994. The branch is a single-story building with approximately 3,000 square feet, one drive-in window and an adjacent parking lot. The Bank also maintains a branch at Hartsfield-Jackson International Airport. The Hartsfield branch has two teller windows and a customer service office. The branch is approximately 450 square feet, and is open seven days a week. The Bank, in November 1998, opened an additional branch facility at 5674 Memorial Drive, Stone Mountain, Georgia. The two-story facility was purchased for $711,679 and has approximately 4,706 square feet of space. On July 16, 2002, the Bank opened a branch at 301 W. Oglethorpe Boulevard, Albany, Georgia 31707. The branch operates six days a week and is a full-service facility. In January 2004, the Bank opened an office at 339 Martin Luther King, Jr. Boulevard., Savannah, Georgia. The office operates six days a week and is a full- service facility. The Bank opened its seventh office in 2004 at 1268 Broad Street, Augusta, Georgia and its eighth office in August 2007 at 94 Peachtree Street, Atlanta, Georgia. CCB operates its data processing work at a single-story building consisting of approximately 8,500 square feet of space located at 562 Lee Street, SW, Atlanta, Georgia 30310. These offices are also open six days a week and are full-service facilities.

The Bank offers demand account, savings accounts, money market accounts, certificates of deposit, and IRA accounts to customers. Loans are made to churches, consumers, and small businesses. Approximately 2.8% of the loan portfolio consists of loans to consumers.

Capitol City Home Loans, Inc.

The mortgage company rents the second floor of CCB’s Stone Mountain branch office and provides mortgage loan origination services in the same primary market areas as the Bank. The mortgage company was incorporated in 2002 and until recently originated mortgage loans and brokered those loans to independent investors. Capitol City Home Loans, Inc., has suspended its loan origination activities until such time as the mortgage market becomes more stable.

Competition

The banking business in the City of Atlanta and Fulton, DeKalb, Chatham, Richmond, and Dougherty Counties is highly competitive. The Bank competes with numerous other financial institutions in the market it represents. In addition to large national banks (and branches of regional banks), there are many finance companies, credit union offices, and other non-traditional providers of service that compete in the Bank’s markets.

Employees

As of December 31, 2007, CCB had 87 full-time employees and 17 part-time employees. CCB is not a party to any collective bargaining agreements.

Supervision and Regulation

Bank holding companies and banks are regulated under both federal and state law. The following is a brief summary of certain statutes, rules, and regulations that affect CCB and the Bank.

This summary is qualified in its entirety by reference to the particular statutes and regulatory provisions referred to and is not intended to be an exhaustive description of the statutes or regulations applicable to the business of CCB and its subsidiaries. The scope of regulation and permissible activities of CCB and its subsidiaries is subject to change by future federal and state legislation. Supervision, regulation, and examination of CCB and the Bank by banking regulatory agencies are intended primarily for the protection of depositors rather than shareholders of CCB.

Regulation of CCB

CCB is a registered holding company under the Federal Bank Holding Company Act and the Georgia Bank Holding Company Act and is regulated under those Acts by the Federal Reserve and by the GDB&F, respectively.

Reporting and Examination

As a bank holding company, CCB is required to file annual reports with the Federal Reserve and the GDB&F and to provide such additional information as the applicable regulatory agencies may require pursuant to the Federal and Georgia Bank Holding Company Acts. The Federal Reserve and the GDB&F may also conduct examinations of CCB to determine whether CCB is in compliance with these Acts and the regulations promulgated thereunder.

Reports to Security Holders

CCB is an SEC reporting company under the Exchange Act of 1934. What this means is that CCB is required to file with the Securities and Exchange Commission periodic reports about the financial health of its business. Each year, CCB files with the SEC three quarterly reports and one annual report. In addition, CCB is required to file with the SEC proxy reports from time to time. The public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549, on official business days during the hours of 10:00 a.m. to 3:00 p.m. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s Internet site is: http://www.sec.gov. The address of the Internet site for CCB&T is: http://www.capitolcitybank-atl.com/.

Acquisitions

The Federal Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before: (1) acquiring direct or indirect ownership or control of more than 5% of the voting shares of any bank; (2) acquiring all or substantially all of the assets of a bank; and (3) before merging or consolidating with another bank holding company.

The GDB&F requires similar approval prior to the acquisition of any additional banks by any Georgia bank holding company. A Georgia bank holding company is generally prohibited from acquiring ownership or control of 5% or more of the voting shares of a bank unless the bank being acquired is either a bank for purposes of the Federal Bank Holding Company Act, a federal or state savings and loan association, or savings bank or federal savings bank whose deposits are insured by the Federal Savings and Loan Insurance Corporation and such bank has been in existence and continuously operating as a bank for a period of five years or more prior to the date of application to the GDB&F for approval of such acquisition.

Source of Strength to Subsidiary Banks

The Federal Reserve (pursuant to regulation and published statements) has maintained that a bank holding company must serve as a source of financial strength to its subsidiary banks. In adhering to the Federal Reserve policy, CCB may be required to provide financial support to the Bank at a time when, absent such Federal Reserve policy, CCB may not deem it advisable to provide such assistance. Similarly, the Federal Reserve also monitors the financial performance and prospects of non-bank subsidiaries with an inspection process to ascertain whether such non-banking subsidiaries enhance or detract from CCB’s ability to serve as a source of strength for the Bank.

Capital Requirements

The holding company is subject to regulatory capital requirements imposed by the Federal Reserve applied on a consolidated basis with the Bank owned by the holding company. Bank holding companies must have capital (as defined in the rules) equal to eight (8) percent of risk-weighted assets. The risk weights assigned to assets are based primarily on credit risk. For example, securities with an unconditional guarantee by the United States government are assigned the least risk category. A risk weight of 50% is assigned to loans secured by owner-occupied one-to-four family residential mortgages. The aggregate amount of assets assigned to each risk category is multiplied by the risk weight assigned to that category to determine the weighted values, which are added together to determine total risk-weighted assets.

The Federal Reserve also requires the maintenance of minimum capital leverage ratios to be used in tandem with the risk-based guidelines in assessing the overall capital adequacy of bank holding companies. The guidelines define capital as either Tier 1 (primarily shareholder equity) or Tier 2 (certain debt instruments and a portion of the allowance for loan losses). Tier 1 capital for banking organizations includes common equity, minority interest in the equity accounts of consolidated subsidiaries, qualifying noncumulative perpetual preferred stock, and qualifying cumulative perpetual preferred stock. (Cumulative perpetual preferred stock is limited to 25 percent of Tier 1 capital.) Tier 1 capital excludes goodwill; amounts of mortgage-servicing assets, nonmortgage-servicing assets, and purchased credit card relationships that, in the aggregate, exceed 100 percent of Tier 1 capital; nonmortgage-servicing assets and purchased credit card relationships that in the aggregate, exceed 25 percent of Tier 1 capital; all other identifiable intangible assets; and deferred tax assets that are dependent upon future taxable income, net of their valuation allowance, in excess of certain limitations.

Effective June 30, 1998, the Board has established a minimum ratio of Tier 1 capital to total assets of 3.0 percent for strong bank holding companies (rated composite “1” under the BOPEC rating system of bank holding companies), and for bank holding companies that have implemented the Board’s risk-based capital measure for market risk. For all other bank holding companies, the minimum ratio of Tier 1 capital to total assets is 4.0 percent. Banking organizations with supervisory, financial, operational, or managerial weaknesses, as well as organizations that are anticipating or experiencing significant growth, are expected to maintain capital ratios well above the minimum levels. Higher capital ratios may be required for any bank holding company if warranted by its particular circumstances or risk profile. Bank holding companies are required to hold capital commensurate with the level and nature of the risks, including the volume and severity of problem loans, to which they are exposed.

As of December 31, 2007, CCB maintained Tier 1 and Total Risk-Based Capital Ratios of 9.48% and 10.70%, respectively.

The Riegle-Neal Interstate Banking and Branching Efficiency Act

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the “Interstate Banking Act”) regulates the interstate activities of banks and bank holding companies. Generally speaking, under the Interstate Banking Act, a bank holding company located in one state may lawfully acquire a bank located in any other state, subject to deposit-percentage, aging requirements and other restrictions. The Interstate Banking Act also generally provides that national and state-chartered banks may, subject to applicable state law, branch interstate through acquisitions of banks in other states. The Interstate Banking Act and related California laws have increased competition in the environment in which the Bank operates to the extent that out-of-state financial institutions directly or indirectly enter the Bank’s market areas. It appears that the Interstate Banking Act has contributed to the accelerated consolidation of the banking industry.

The Gramm-Leach-Bliley Act of 1999

Effective March 11, 2000, the Gramm-Leach-Bliley Act, also known as the “Financial Modernization Act,” enabled full affiliations to occur among banks and securities firms, insurance companies, and other financial service providers, and enabled full affiliations to occur between such entities. This legislation permits bank holding companies that are well-capitalized and well-managed and meet other conditions can elect to become “financial holding companies.” As financial holding companies, they and their subsidiaries are permitted to acquire or engage in activities that were not previously allowed by bank holding companies such as insurance underwriting, securities underwriting and distribution, travel agency activities, broad insurance agency activities, merchant banking and other activities that the Federal Reserve determines to be financial in nature or complementary to these activities. Financial holding companies continue to be subject to the overall oversight and supervision of the Federal Reserve, but the Financial Modernization Act applies the concept of functional regulation to the activities conducted by subsidiaries. For example, insurance activities would be subject to supervision and regulation by state insurance authorities. The Company has no current intention of becoming a financial holding company, but may do so at some point in the future if deemed appropriate in view of opportunities or circumstances at the time.

The Financial Modernization Act also imposed new requirements on financial institutions with respect to consumer privacy. The statute generally prohibits disclosure of consumer information to non-affiliated third parties unless the consumer has been given the opportunity to object and has not objected to such disclosure. Financial institutions are further required to disclose their privacy policies to consumers annually. Financial institutions, however, will be required to comply with state law if it is more protective of consumer privacy than the Financial Modernization Act. The statute also directed federal regulators, including the Federal Reserve and the FDIC, to prescribe standards for the security of consumer information. The Company and the Bank are subject to such standards, as well as standards for notifying consumers in the event of a security breach.

Regulation of the Bank

As a state-chartered bank, the Bank is examined and regulated by the FDIC and the GDB&F.

The major functions of the FDIC with respect to insured banks include paying depositors to the extent provided by law in the event an insured bank is closed without adequately providing for payment of the claims of depositors, acting as a receiver of state banks placed in receivership when so appointed by state authorities, and preventing the continuance or development of unsound and unsafe banking practices. In addition, the FDIC also approves conversions, mergers, consolidations, and assumption of deposit liability transactions between insured banks and noninsured banks or institutions to prevent capital or surplus diminution in such transactions where the resulting, continued, or assumed bank is an insured nonmember state bank.

Subsidiary banks of a bank holding company are subject to certain restrictions imposed by the Federal Bank Holding Company Act on any extension of credit to the bank holding company or any of its subsidiaries, on investment in the stock or other securities thereof, and on the taking of such stock or securities as collateral for loans to any borrower. In addition, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit or provision of any property or services.

The GDB&F regulates all areas of the Bank’s banking operations, including mergers, establishment of branches, loans, interest rates, and reserves. The Bank must have the approval of the Commissioner to pay cash dividends, unless at the time of such payment:

1. the total classified assets at the most recent examination of such bank do not exceed 80% of Tier 1 capital plus Allowance for Loan Losses as reflected at such examination;

2. the aggregate amount of dividends declared or anticipated to be declared in the calendar year does not exceed 50% of the net profits, after taxes but before dividends, for the pervious calendar year; and

3. the ratio of Tier 1 Capital to Adjusted Total Assets shall not be less than six (6) percent.

The Bank is also subject to State of Georgia banking and usury laws restricting the amount of interest which it may charge in making loans or other extensions of credit.

Expansion through Branching, Merger, or Consolidation

With respect to expansion, the Bank was previously prohibited from establishing branch offices or facilities outside of the county in which its main office was located, except:

(i)	in adjacent counties in certain situations, or

(ii)	by means of merger or consolidation with a bank which has been in existence for at least five years.

In addition, in the case of a merger or consolidation, the acquiring bank must have been in existence for at least 24 months prior to the merger. However, effective July 1, 1996, Georgia permits the subsidiary bank(s) of any bank holding company then engaged in the banking business in the State of Georgia to establish, de novo, upon receipt of required regulatory approval, an aggregate of up to three additional branch banks in any county within the State of Georgia. Effective July 1, 1998, this same Georgia law permits, with required regulatory approval, the establishment of de novo branches in an unlimited number of counties within the State of Georgia by the subsidiary bank(s) of bank holding companies then engaged in the banking business in the State of Georgia. This law has increased competition in our market areas.

Capital Requirements

The FDIC adopted risk-based capital guidelines that went into effect on December 31, 1990 for all FDIC insured state chartered banks that are not members of the Federal Reserve System. Beginning December 31, 1992, all banks were required to maintain a minimum ratio of total capital to risk weighted assets of eight (8) percent of which at least four (4) percent must consist of Tier 1 capital. Tier 1 capital of state chartered banks (as defined by the regulation) generally consists of: (i) common stockholders equity; (ii) qualifying noncumulative perpetual preferred stock and related surplus; and (iii) minority interests in the equity accounts of consolidated subsidiaries. In addition, the FDIC adopted a minimum ratio of Tier 1 capital to total assets of banks, referred to as the leverage capital ratio of three (3) percent if the FDIC determines that the institution is not anticipating or experiencing significant growth and has well-diversified risk, including no undue interest rate exposure, excellent asset quality, high liquidity, good earnings and, in general is considered a strong banking organization, rated Composite “1” under the Uniform Financial Institutions Rating System (the CAMEL rating system) established by the Federal Financial Institutions Examination Council. All other financial institutions are required to maintain leverage ratio of four (4) percent.

Effective October 1, 1998, the FDIC amended its risk-based and leverage capital rules as follows: (1) all servicing assets and purchase credit card relationships (“PCCRs”) that are included in capital are each subject to a ninety (90) percent of fair value limitation (also known as a “ten (10) percent haircut”); (2) the aggregate amount of all servicing assets and PCCRs included in capital cannot exceed 100% of Tier I capital; (3) the aggregate amount of nonmortgage servicing assets (“NMSAs”) and PCCRS included in capital cannot exceed 25% of Tier 1 capital; and (4) all other intangible assets (other than qualifying PCCRS) must be deducted from Tier 1 capital.

Amounts of servicing assets and PCCRs in excess of the amounts allowable must be deducted in determining Tier 1 capital. Interest-only Strips receivable, whether or not in security form, are not subject to any regulatory capital limitation under the amended rule.

FDIC Insurance Assessments

The Federal Deposit Insurance Corporation Improvement Act of 1991 (“FIDICIA”), enacted in December 1991, provided for a number of reforms relating to the safety and soundness of the deposit insurance system, supervision of domestic and foreign depository institutions and improvement of accounting standards. One aspect of the Act is the requirement that banks will have to meet certain safety and soundness standards. In order to comply with the Act, the Federal Reserve and the FDIC implemented regulations defining operational and managerial standards relating to internal controls, loan documentation, credit underwriting, interest rate exposure, asset growth, director and officer compensation, fees and benefits, asset quality, earnings, and stock valuation.

The regulations provide for a risk-based premium system which requires higher assessment rates for banks which the FDIC determines pose greater risks to the Bank Insurance Fund (“BIF”). Under the regulations, banks pay an assessment depending upon risk classification.

To arrive at risk-based assessments, the FDIC places each bank in one of nine risk categories using a two-step process based on capital ratios and on other relevant information. Each bank is assigned to one of three groups: (i) well capitalized, (ii) adequately capitalized, or (iii) under capitalized, based on its capital ratios. The FDIC also assigns each bank to one of three subgroups based upon an evaluation of the risk posed by the Bank. The three subgroups include (i) banks that are financially sound with only a few minor weaknesses, (ii) banks with weaknesses which, if not corrected, could result in significant deterioration of the Bank and increased risk to the BIF, and (iii) those banks that pose a substantial probability of loss to the BIF unless corrective action is taken. FDICIA imposes progressively more restrictive constraints on operations management and capital distributions depending on the category in which an institution is classified. As of September 30, 2007, the Bank met the definition of a well-capitalized institution, and will be assessed accordingly for 2007.

Under FDICIA insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.

Federal Deposit Insurance Reform Act

Congress passed the Federal Deposit Insurance Reform Act at the beginning of February 2006. Among other things, this new law merged BIF and the Savings Association Insurance Fund during 2006. Deposits are still insured up to a maximum of $100,000 but are adjusted every five years based on inflation. Retirement accounts are insured up to $250,000, and banks that are less than adequately capitalized cannot accept employee benefit deposits. This law also changed the way FDIC insurance assessments and credits are calculated and it authorized the FDIC to revise is risk-based deposit insurance assessment program.

Community Reinvestment Act

CCB and the Bank are subject to the provisions of the Community Reinvestment Act of 1977, as amended (the “CRA”), and the federal banking agencies’ regulations issued thereunder. Under the CRA, all banks and thrifts have a continuing and affirmative obligation, consistent with its safe and sound operation to help meet the credit needs for their entire communities, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA.

The CRA requires a depository institution’s primary federal regulator, in connection with its examination of the institution, to assess the institution’s record of assessing and meeting the credit needs of the community served by that institution, including low- and moderate-income neighborhoods. The regulatory agency’s assessment of the institution’s record is made available to the public. In the case of a bank holding company applying for approval to acquire a bank or other bank holding company, the Federal Reserve will assess the records of each subsidiary depository institution of the applicant bank holding company, and such records may be the basis for denying the application.

The evaluation system used to judge an institution’s CRA performance consists of three tests: (1) a lending test; (2) an investment test; and (3) a service test. Each of these tests will be applied by the institution’s primary federal regulator taking into account such factors as: (i) demographic data about the community; (ii) the institution’s capacity and constraints; (iii) the institution’s product offerings and business strategy; and (iv) data on the prior performance of the institution and similarly-situated lenders.

In addition, a financial institution will have the option of having its CRA performance evaluated based on a strategic plan of up to five years in length that it had developed in cooperation with local community groups. In order to be rated under a strategic plan, the institution will be required to obtain the prior approval of its federal regulator.

The interagency CRA regulations provide that an institution evaluated under a given test will receive one of five ratings for the test: (1) outstanding; (2) high satisfactory; (3) low satisfactory; (4) needs to improve; and (5) substantial noncompliance. An institution will receive a certain number of points for its rating on each test, and the points are combined to produce an overall composite rating. Evidence of discriminatory or other illegal credit practices would adversely affect an institution’s overall rating. As a result of the Bank’s most recent CRA examination, the Bank received a “satisfactory” CRA rating.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) was enacted to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies, and to protect investors by improving the accuracy and reliability of disclosures pursuant to the securities laws. Sarbanes-Oxley includes important new requirements for public companies in the areas of financial disclosure, corporate governance, and the independence, composition and responsibilities of audit committees. Among other things, Sarbanes-Oxley mandates chief executive and chief financial officer certifications of periodic financial reports, additional financial disclosures concerning off-balance sheet items, and speedier transaction reporting requirements for executive officers, directors and 10% shareholders. In addition, penalties for non-compliance with the Exchange Act were heightened. SEC rules promulgated pursuant to Sarbanes-Oxley impose obligations and restrictions on auditors and audit committees intended to enhance their independence from management, and include extensive additional disclosure, corporate governance and other related rules. Sarbanes-Oxley represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and to state corporate law, such as the relationship between a Board of Directors and Management and between a Board of Directors and its committees. We have incurred, and expect to continue to incur, significant costs in connection with compliance with Section 404 of Sarbanes-Oxley, which requires Management to undertake an assessment of the adequacy and effectiveness of our internal controls over financial reporting.

Allowance for Loan and Lease Losses

On December 13, 2006, the federal bank regulatory agencies released Interagency Policy Statement on the Allowance for Loan and Lease Losses (“ALLL”), which revises and replaces the banking agencies’ 1993 policy statement on the ALLL. The revised statement was issued to ensure consistency with generally accepted accounting principles (GAAP) and more recent supervisory guidance. The revised statement extends the applicability of the policy to credit unions. Additionally, the agencies issued 16 FAQs to assist institutions in complying with both GAAP and ALLL supervisory guidance.

Highlights of the revised statement include the following:

•

The revised statement emphasizes that the ALLL represents one of the most significant estimates in an institution’s financial statements and regulatory reports and that an assessment of the appropriateness of the ALLL is critical to an institution’s safety and soundness.

•

Each institution has a responsibility to develop, maintain, and document a comprehensive, systematic, and consistently applied process for determining the amounts of the ALLL. An institution must maintain an ALLL that is sufficient to cover estimated credit losses on individual impaired loans as well as estimated credit losses inherent in the remainder of the portfolio.

•

The revised statement updates the previous guidance on the following issues regarding ALLL: (1) responsibilities of the board of directors, management, and bank examiners; (2) factors to be considered in the estimation of ALLL; and (3) objectives and elements of an effective loan review system.

Commercial Real Estate Lending and Concentrations

On December 12, 2006, the federal bank regulatory agencies published final guidance on “Concentration in Commercial Real Estate Lending, Sound Risk Management Practices” (the “Guidance”). This Guidance is intended to remind financial institutions that strong risk management practices and appropriate levels of capital are important elements of a sound commercial real estate (“CRE”) lending program. The Guidance does not establish specific CRE lending limits. CRE loans include those loans with risk profiles sensitive to the condition of the general CRE market. CRE loans are: land development and construction loans (including 1- to 4-family residential and commercial construction loans), other land loans, loans secured by multifamily property, and nonfarm nonresidential property where the primary source of repayment is derived from rental income associated with the property (that is, loans for which 50% or more of the source of repayment comes from third party, nonaffiliated, rental income) or the proceeds of the sale, refinancing, or permanent financing of the property.

Although the Guidance does not define a CRE concentration, it does describe the criteria that the regulatory agencies will use as high-level indicators to identify institutions potentially exposed to CRE concentration risk. Financial institutions may be identified for further supervisory analysis of the level and nature of its CRE concentration risk if it has experienced rapid growth in CRE lending, has notable exposure to a specific type of CRE, or is approaching or exceeds the following supervisory criteria:

•	Total reported loans for construction, land development, and other land represent 100% or more of the institution’s total capital; or

•

Total CRE loans represent 300% or more of the institution’s total capital, and the outstanding balance of the institution’s CRE loan portfolio has increased by 50% or more during the previous 36 months.

Where these criteria are identified, a financial institution will need to implement enhanced strategic planning, CRE underwriting policies, risk management and internal controls, portfolio stress testing, risk exposure limits, and other policies, including management compensation and incentives, to address the CRE risks. Higher allowances for loan losses and capital levels may also be appropriate.

For a summary of the Company’s loan concentrations, see Note 3 and Note 13 to the consolidated financial statements attached hereto.

Monetary Policy

The results of operations of CCB and the Bank are affected by credit policies of monetary authorities, particularly the Federal Reserve. The instruments of monetary policy employed by the Federal Reserve include open market operations in U.S. Government securities, changes in the discount rate on member bank borrowings, changes in reserve requirements against member bank deposits, and limitations on interest rates which member banks may pay on time and savings deposits. In view of the changing conditions in the foreign and national economy, as well as the effect of policies and actions taken by monetary and fiscal authorities, including the Federal Reserve, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of CCB.

Proposed Legislation

Legislation is regularly considered and adopted by both the United States Congress and the Georgia General Assembly. Such legislation could result in regulatory changes and changes in competitive relationships for banks and bank holding companies. The effect of such legislation on the business of CCB and the Bank cannot be predicted.

Competition

The banking industry is highly competitive. Banks generally compete with other financial institutions through the banking products and services offered, the pricing of services, the level of service provided, the convenience and availability of services, and the degree of expertise and the personal manner in which services are offered. The Bank encounters competition from most of the financial institutions in the Bank’s primary service areas. In the conduct of certain areas of its banking business, the Bank also competes with credit unions, consumer finance companies, insurance companies, money market mutual funds, and other financial institutions, some of which are not subject to the same degree of regulation and restrictions imposed upon the Bank.

Management believes that competitive pricing and personalized service will provide it with a method to compete effectively in our primary service areas.

Legal Proceedings

The nature of CCB’s business is such that it occasionally becomes involved in ordinary routine litigation incidental to its business. Apart from routine litigation incidental to the operation of CCB and its subsidiaries, there are currently no material legal proceedings pending. Material proceedings are defined as claims for damages where the amount involved, exclusive of interest and cost, exceeds ten percent of the current assets of CCB and its subsidiaries on a consolidated basis.

Description of Property

CCB’s main office is located at 562 Lee Street, SW, Atlanta, Georgia 30310. The main office, which is owned by the Bank consists of approximately 7,000 square feet, four drive-in windows and adjacent parking lots. The Bank operates its data processing work at a single story building located at the above address, consisting of approximately 8,500 square feet of space.

Banking operations are also conducted from a branch located at 2358 Cascade Road, Atlanta, Georgia 30311. This branch is owned by the Bank and has been in continuous operation since it opened on October 3, 1994. The branch is a single story building with approximately 3,000 square feet , one drive-in window, and an adjacent parking lot.

The Bank maintains a branch at Hartsfield-Jackson International Airport. The Hartsfield branch has two teller windows and a customer service office. The branch is approximately 475 square feet, and is open seven days a week. The Bank leases the space for the Hartsfield branch from the airport.

The Bank maintains a branch it owns at 5674 Memorial Drive, Stone Mountain, Georgia 30083. The building is a two-story building with 4,706 square feet with drive-in windows. The bank maintains an office it owns at 301 W. Oglethorpe Boulevard, Albany, Georgia 31707. It is a one-story building with approximately 4,500 square feet and drive-in windows.

In January 2003, the Bank purchased two parcels of land in downtown Savannah, Georgia, one with a 5,724 square foot building, the other across the street, a 1,820 square foot parking lot. The address for the office is 359 Martin Luther King, Jr. Boulevard, Savannah, Georgia 31401. The office opened in January 2004, as a full-service banking location.

In July 2004, the Bank purchased property in downtown Augusta, Georgia for a future branch site. The site contains a 5,000 square foot building previously operated as a Wachovia branch. The address is 1268 Broad Street, Augusta, Georgia 30901. The office opened in January 2005, as a full-service banking location.

In May 2006, CCB purchased property located at 94 Peachtree Street, Atlanta, Georgia for the purpose of opening an eighth branch office. The branch opened in August 2007 as a full-service banking location.

MANAGEMENT

The following table lists the name and ages of all directors and executive officers of CCB, indicates all positions and offices with CCB held by each person, states the term of office as a director or principal officer and the period during which such person has served, and briefly describes the business experience of each director or executive officer. There are no arrangements or understandings between such persons and any other person pursuant to which any person was elected as a director or executive officer.

Name	Age	Year Elected	Information About Directors and Nominees
George G. Andrews	56	1994	Director; President; Chief Executive Officer
Tatina Brooks	44	2007	Chief Financial Officer
Dr. Gloria Campbell D’Hue	60	1994	Director; Physician
Leon Goodrum	66	1994	Chairman; Operator, McDonald’s Restaurant
Agnes H. Harper	62	1995	Director; Retired Agent, New York Life Insurance Company
Charles W. Harrison	76	1994	Director; Retired Insurance Executive
Robert A. Holmes	64	1995	Director; Retired University Administrator
Moses M. Jones	57	1995	Director; Physician
Marian S. Jordan	62	1995	Director; Retired Teacher
Elvin R. Mitchell, Sr.	94	1995	Director; Contractor; E. R. Mitchell Construction Company
Roy W. Sweat	80	1995	Director; Chiropractor
William Thomas	63	1995	Director; President, Thomas Cleaning Service, Inc.
Cordy T. Vivian	82	1995	Director; President, Basic, Inc.

(1)	Two directors elected in 2007 are no longer on the board. J. Al Cochran died in April 2008 and Donald F. Marshall resigned from the board of directors on January 7, 2008.

Executive Compensation

The following table sets forth the aggregate compensation for the Company’s Chief Executive Officer. No other individual earned in excess of $100,000 in 2007.

SUMMARY COMPENSATION TABLE

December 31, 2007

Name and Position	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Comp.	All Other (1)
								Comp.	Total
George G. Andrews	2007	$166,000	$39,000	—	—	—	—	$6,259	$211,259
(Dir.; Pres.; CEO)	2006	$155,150	$35,000	—	—	—	—	$25,000	$215,150

(1)	This figure represents matching contributions to CCB’s 401(k) Plan on behalf of Mr. Andrews.

OUTSTANDING EQUITY AWARDS

December 31, 2007

Name	# of Securities Underlying Unexercised Option (#) Exercisable	# of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: # of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price	Option Expiration Date
George G. Andrews	40,000	—	—	$2.50	7/13/09
(Dir.; Pres.; CEO)	8,000	—	—	$3.75	8/1/12
	40,000			$3.75	4/8/13

(1)	On July 13, 1999, Mr. Andrews was granted the option to purchase 40,000 shares of common stock at $2.50 per share, expiring on July 13, 2009. On August 1, 2002, Mr. Andrews was granted the option to purchase 8,000 shares of common stock at $3.75 per share, expiring on August 1, 2012. On April 8, 2003, Mr. Andrews was granted the option to purchase 40,000 shares of common stock at $3.75 per share, expiring on April 8, 2013. All figures are post-split adjusted.

(2)	All outstanding equity awards are 100% vested.

Executive Employment Agreements

CCB is not aware of any compensatory plan or arrangement with respect to any individual named in the summary compensation table for the latest fiscal year which will result from the resignation, retirement or other termination of such individual’s employment with CCB or from a change in control of CCB or a change in the individual’s responsibilities following a change in control.

DIRECTOR COMPENSATION

Non-employee Directors of CCB received $450.00 for each Board of Directors meeting attended in 2007. Directors received $100 for attending monthly committee meetings. The officers and committee chairpersons received an additional $100 for attending each monthly meeting.

Director Compensation Table

Name	Fees Earned or Paid in Cash (1)	Stock Awards (2)	Option Awards (3)	Non-Equity Incentive Plan Compensation (4)	Nonqualified Deferred Comp. Earnings (5)	All Other Comp. (6)	Total ($)
Dr. Gloria Campbell-D’Hue	$4,600						$4,600
J. Al Cochran	$4,900						$4,900
Leon Goodrum	$5,050						$5,050
Agnes H. Harper	$6,150						$6,150
Charles W. Harrison	$5,300						$5,300
Robert A. Holmes	$7,850						$7,850
Moses M. Jones	$4,950						$4,950
Marian S. Jordan	$8,150						$8,150
Dr. Kanetta R. Lott(7)	$3,800						$3,800
Donald F. Marshall	$6,100						$6,100
Elvin R. Mitchell, Sr.	$4,150						$4,150
Roy Sweat	$5,150						$5,150
William Thomas	$5,750						$5,750
Cordy T. Vivian	$5,400						$5,400

(1)	Fees Earned or paid in cash.

(2)	No stock awards were granted to directors in 2007.

(3)	No options were granted to directors in 2007.

(4)	We do not provide any non-equity incentive plans for directors.

(5)	CCB does not currently maintain a Directors Deferred Compensation Plan.

(6)	There was no additional compensation provided for directors.

(7)	Dr. Kanetta R. Lott resigned from the Board on August 8, 2007.

1999 Stock Option Plan

In July 1999 our board of directors approved the Capitol City Bancshares, Inc., 1999 Stock Option Plan (the “Plan”). The Plan, which was subsequently approved by our shareholders, is intended to advance the interests of CCB and its shareholders by providing selected employees a sense of proprietorship and personal involvement and to encourage employees to remain with and devote their best efforts to CCB and the Bank.

The Plan authorizes the issuance of 638,400 shares (post-split adjusted) of our common stock and is administered by the board of directors. The options may be incentive stock options or non-qualified options. The price at which a stock option is exercisable cannot be less than the fair market value of our common stock on the date of the grant as determined in good faith by our board of directors. Options granted under the Plan are exercisable in whole or in part, from time to time, before their termination, by paying the full option price in cash or in shares of our common stock previously held by the optionee or a combination thereof.

Any option that is granted under the Plan will expire no later than 10 years from the date it was granted or such earlier date as will be set by the board of directors when an option is granted.

Incentive stock options will not be granted to any individual pursuant to the Plan if the effect of such grant would be to permit such person to first exercise options, in any calendar year, for the purchase of shares having a fair market value in excess of $100,000 (determined at the time of the grant of the options). An optionee may exercise options for the purchase of shares valued in excess of $100,000 determined at the time of the grant of the options in a calendar year, but only if the right to exercise such options shall have first become available in prior calendar years.

No optionee owning more than 10% of the combined voting power of all classes of our capital stock then outstanding may purchase our common stock pursuant to incentive stock options under the Plan for less than one hundred ten percent (110%) of its fair market value on the date of grant nor may any option granted to such a person be exercisable on a date later than five years from the date of grant.

The total number of shares on which options may be granted under the Plan and option rights (both as to the number of shares and the option price) will be appropriately adjusted for any increase or decrease in the number of outstanding shares of our common stock resulting from:

•	a stock split;

•	a payment of a stock dividend on our common stock;

•	a subdivision or combination of shares of our common stock;

•	a reclassification of our common stock; or

•	a merger or consolidation.

Upon our dissolution or liquidation, each option granted under the Plan will terminate. The grant of an option pursuant to the Plan will not in any way affect our right or power to make adjustments, reclassifications, or changes of our capital or business structure, or to merge or consolidate, or to dissolve or liquidate, or to sell or transfer all or any part of our business or assets.

Our board of directors has the right at any time to amend or terminate the Plan. The Plan will terminate on the date that is ten years after the date on which the Plan was adopted, or July 13, 2009. However, no amendments may be made to the Plan without the approval of our shareholders (except for amendments resulting from changes in our capitalization) which:

•	increase the total number of shares for which options may be granted under the Plan;

•	change the minimum purchase price for the options;

•	affect any outstanding option or any unexercised right thereunder;

•	extend the option period; or

•	extend the termination date of the Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Principal Shareholders

As of December 31, 2007, CCB knows of no beneficial owner, other than Mr. Thomas listed below, of more than five percent (5%) of its $1.50 par value common stock, the only class of voting securities of CCB.

The following table sets forth, as of April 15, 2008, the common stock of CCB beneficially owned by all directors and executive officers as of that date. For purposes of this table, beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percent of Class (2)
George G. Andrews	124,877	(3)	5.70%
Dr. Gloria Campbell-D’Hue	60,250	(4)	2.75%
Leon Goodrum	71,500		3.26%
Agnes H. Harper	62,700	(5)	2.87%
Charles W. Harrison	52,800	(6)	2.41%
Robert A. Holmes	55,200	(7)	2.51%
Moses M. Jones	61,000		2.79%
Marian S. Jordan	66,200	(8)	3.02%
Elvin Mitchell, Sr.	85,400	(9)	3.90%
Roy W. Sweat	100,000		4.57%
William Thomas	187,210	(10)	8.54%
Cordy T. Vivian	48,967		2.23%

Executive Officers and Directors as a Group (12 persons)	976,104		44.55%

(1)	Included in the number of shares listed above for each Director—excluding Mr. Andrews, Ms. Harper, Mr. Mitchell, and Mr. Sweat—are options granted under the Capitol City Bancshares, Inc. Nonqualified Stock Option Plan to purchase 20,000 shares of common stock at $2.50 per share, expiring on July 13, 2009.

(2)	The ownership percentage is based on 2,191,608 shares of common stock outstanding and does not include currently exercisable options.

(3)	Includes 20,877 shares owned by Mr. Andrews, 16,000 shares held jointly with Mr. Andrews’ spouse, and 40,000 options to purchase common stock granted under the Capitol City Bancshares, Inc. Incentive Stock Option Plan. These 40,000 options are exercisable at $2.50 per share and expire on July 13, 2009. On August 1, 2002, Mr. Andrews was granted options to purchase 8,000 shares of common stock exercisable at $3.75 per share which expire on August 1, 2012. On April 8, 2003, Mr. Andrews was granted option to purchase 40,000 shares of common stock exercisable at $3.75 per share which expire on April 8, 2013.

(4)	Includes 18,250 shares owned by Dr. Campbell-D’Hue and 22,000 shares owned by her child.

(5)	Includes 6,732 shares held by Mrs. Harper, 51,200 shares held jointly with Mrs. Harper’s spouse, and 4,768 shares held by Mrs. Harper’s spouse.

(6)	Includes 30,400 shares owned by Mr. Harrison, 2,400 shares held by Mr. Harrison’s children.

(7)	Includes 8,000 shares held by Mr. Holmes’ grandchildren.

(8)	Includes 43,200 shares owned by Ms. Jordan, 2,000 shares held jointly with her spouse and 1,000 shares held by Ms. Jordan’s children.

(9)	Includes 80,400 shares owned by Mr. Mitchell, 4,400 held by Mr. Mitchell’s spouse, and 600 shares held by Mr. Mitchell’s grandchildren.

(10)	Includes 56,000 shares owned by Mr. Thomas and 110,770 shares held by Thomas Cleaning Service, Inc., an affiliated corporation and 440 shares held by Mr. Thomas’ spouse.

CCB knows of no arrangements, including any pledge by any person of securities of CCB, the operation of which may at a subsequent date result in a change in control of CCB.

Certain Transactions

CCB’s directors and executive officers, and certain business organizations and individuals associated therewith, have been customers of and have had banking transactions with CCB and are expected to continue such relationships in the future. Pursuant to such transactions, the Bank’s directors and executive officers from time to time have borrowed funds from the Bank for various business and personal reasons. Extensions of credit made by the Bank to its directors and executive officers have been made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than a normal risk of collectibility or present other unfavorable features.

DESCRIPTION OF SECURITIES TO BE REGISTERED

Common Stock

Our articles of incorporation authorize us to issue up to 20,000,000 shares of common stock, which has $1.50 par value. As of December 31, 2007, we have 2,191,608 shares outstanding. After the offering, if it is fully subscribed, a total of 3,691,608 shares will be outstanding. All shares of our common stock will be entitled to share equally in dividends when, as, and if our board of directors declares dividends, and on our liquidation or dissolution, whether voluntary or involuntary, to share pro rata in all our assets available for distribution to our shareholders. We cannot assure that we will pay any cash dividends on our common stock in the near future. Each holder of our common stock will be entitled to one vote for each share owned on all matters submitted to our shareholders. Holders of our common stock will not have any preemptive right to acquire authorized but unissued capital stock. There is no cumulative voting, redemption right, sinking fund provision or right of conversion with respect to our common stock. All shares of our common stock issued in accordance with the terms of this offering as described in this prospectus will be fully paid and non-assessable.

Shares Held by Affiliates

All shares sold in this offering will be freely tradable without restriction or registration under the Securities Act of 1933, as amended, except for shares our officers and directors purchase. Our officers and directors are affiliates under the securities laws and, as a result, their shares will be subject to certain resale restrictions. An active public market for our common stock may not exist at any time after this offering. As a result, investors who may wish or who need to dispose of all or a part of their investment in our common stock may not be able to do so except in an illiquid market or by private direct negotiations with third parties, assuming that third parties are willing to purchase our common stock.

CERTAIN PROVISIONS OF OUR ARTICLES OF INCORPORATION AND BYLAWS

Terms for Board of Directors

Our articles of incorporation provide that each of our board of directors will serve one year terms.

Limitation of Liability

Article 5 of our articles of incorporation, subject to certain exceptions, eliminates the potential personal liability of a director for monetary damages to us and to our shareholders for breach of a duty as a director. There is no elimination of liability for:

•	a breach of duty involving appropriation of our business opportunities;

•	an act or omission not in good faith or involving intentional misconduct or a knowing violation of law;

•	a transaction from which the director receives an improper material tangible personal benefit; or

•	the types of liability set forth in Section 14-2-832 of the Georgia Business Corporation Code dealing with unlawful distributors of corporate assets to shareholders.

Article 5 does not eliminate or limit our right or our shareholders’ right to seek injunctive or other equitable relief not involving monetary damages.

We adopted certain provisions of the Georgia Business Corporation Code that allow Georgia corporations, with the approval of their shareholders, to include in their articles of incorporation a provision eliminating or limiting the liability of directors, except in the circumstances described above. We included these provisions to encourage qualified individuals to serve and remain as our directors. While we have not experienced any problems in locating directors, we could experience difficulty in the future as our business activities increase and diversify. We also included these provisions to enhance our ability to obtain liability insurance for our directors at a reasonable cost. While we have obtained liability insurance covering actions our directors take in their capacities as directors, our board of directors believes that the current directors’ liability insurance environment, and the environment for the foreseeable future, is characterized by increasing premiums, reduced coverage and an increasing risk of litigation and liability. Our board of directors believes that our limitation of directors’ liability will enable us to obtain such insurance in the future on terms more favorable than if such a provision were not included in our articles of incorporation.

Indemnification

Our bylaws contain certain indemnification provisions that provide that our directors, officers, employees and agents will be indemnified against expenses they actually and reasonably incur if they are successful on the merits of a claim or proceeding.

When a case or dispute is not determined ultimately on its merits, the indemnification provisions provide that we will indemnify directors when they meet the applicable standard of conduct. A director meets the applicable standard of conduct if the director acted in a manner he or she reasonably believed to be in or not opposed to our best interests and, with respect to any criminal action or proceeding, if the director had no reasonable cause to believe his or her conduct was unlawful. Our board of directors, our shareholders or our independent legal counsel determines whether the applicable standard of conduct has been met in each specific case.

Our bylaws also provide that the indemnification rights are not exclusive of other indemnification rights to which a director may be entitled under any bylaw, resolution or agreement, either specifically or in general terms approved by the affirmative vote of the holders of a majority of the shares entitled to vote. We can also provide for greater indemnification than that described in our bylaws if we choose to do so, subject to our shareholders’ approval. We may not, however, indemnify a director for liability arising out of circumstances that constitute exceptions to limitation of a director’s liability for monetary damages.

The indemnification provisions of our bylaws specifically provide that we may purchase and maintain insurance on behalf of any director against any liability asserted against such person and incurred by him in any such capacity, whether or not we would have had the power to indemnify against such liability.

We are not aware of any pending or threatened action, suit, or proceeding involving any of our directors or officers for which such directors or officers may seek indemnification from us.

We have been advised that in the opinion of the Securities and Exchange Commission, indemnification of directors, officers, and controlling persons for violations of the Securities Act of 1933 is against public policy and is therefore unenforceable. In the event that a claim for indemnification against such liabilities other than our payment of expenses incurred or paid by our director, officer, or controlling person in the successful defense of any action, suit, or proceeding is asserted by such director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

LEGAL MATTERS

Martin, Snow, LLP, Macon, Georgia will pass upon the validity of the common stock being offered by this prospectus.

EXPERTS

Our financial statements as of, and for the years ended, December 31, 2007, and December 31, 2006, set forth herein have been so included in reliance on the report of Nichols Cauley and Associates, LLC, independent registered public accounting firm, given on the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933, as amended, to register the common stock described in and offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and our common stock, reference is made to the registration statement and its exhibits. The registration statement may be examined at, and copies of the registration statement may be obtained at prescribed rates from, the Public Reference Section of the Securities and Exchange Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. The Securities and Exchange Commission maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Securities and Exchange Commission. The address of that website is http://www.sec.gov.

As of the date of this prospectus we are a reporting company subject to the full informational requirements of the Securities Exchange Act of 1934. We will fulfill our obligations with respect to these requirements by filing periodic reports containing audited financial statements and by filing quarterly reports for the first three quarters of each fiscal year containing unaudited summary financial information. Our fiscal year is the calendar year.

CAPITOL CITY BANCSHARES, INC.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL REPORT

DECEMBER 31, 2007

NICHOLS, CAULEY & ASSOCIATES, LLC

A Professional Services Firm of:

Certified Public Accountants

Certified Internal Auditors

Certified Financial Planners®

Certified Valuation Analysts

Atlanta • Clarkesville • Dublin

• Lake Oconee • Warner Robins

www.nicholscauley.com

REPLY TO: 2970 Clairmont RD NE Atlanta, Georgia 30329-4440 800-823-1224 FAX 404-214-1302 atlanta@nicholscauley.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Capitol City Bancshares, Inc.

Atlanta, Georgia

We have audited the accompanying consolidated balance sheets of Capitol City Bancshares, Inc. and its wholly owned subsidiaries, Capitol City Bank & Trust and Capitol City Home Loans, Inc., as of December 31, 2007 and 2006, and the related consolidated statements of income, other comprehensive income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Capitol City Bancshares, Inc. and Subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Atlanta, Georgia

March 28, 2008

CAPITOL CITY BANCSHARES, INC.

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2007 AND 2006

	2007	2006
Assets
Cash and due from banks	$5,557,711	$4,292,248
Interest-bearing deposits at other financial institutions	74,895	34,227
Federal funds sold	1,953,000	1,592,000
Securities available for sale	52,223,806	50,850,246
Restricted equity securities, at cost	471,900	481,000
Loans, net of unearned income	199,488,088	181,306,564
Less allowance for loan losses	3,349,052	3,317,067

Loans, net	196,139,036	177,989,497

Premises and equipment, net	10,432,908	9,115,846
Other real estate owned	550,278	890,769
Other assets	5,557,103	4,829,092

Total assets	$272,960,637	$250,074,925

Liabilities and Stockholders' Equity
Liabilities:
Deposits:
Noninterest-bearing	$30,654,203	$30,497,869
Interest-bearing	215,905,776	196,352,899

Total deposits	246,559,979	226,850,768
Note payable	452,000	622,000
Securities sold under repurchase agreements	1,000,000	2,000,000
Company guaranteed trust preferred securities	3,403,000	3,403,000
Other liabilities	2,795,643	1,645,859

Total liabilities	254,210,622	234,521,627

Commitments and contingencies
Stockholders’ equity:
Series A cumulative, non voting preferred stock, 10,000 shares authorized; par value $100, 10,000 and - shares issued and outstanding, respectively	1,000,000	—
Common stock, 20,000,000 shares authorized; par value $1.50, 2,191,608 and 2,188,352 issued and outstanding, respectively	3,287,412	3,282,528
Surplus	2,385,840	2,358,164
Retained earnings	12,040,145	10,301,430
Accumulated other comprehensive income (loss)	36,618	(388,824)

Total stockholders’ equity	18,750,015	15,553,298

Total liabilities and stockholders’ equity	$272,960,637	$250,074,925

See Notes to Consolidated Financial Statements.

CAPITOL CITY BANCSHARES, INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Interest income:
Loans, including fees	$17,552,563	$17,199,079
Securities:
Taxable	2,273,264	1,857,445
Nontaxable	309,955	396,738
Federal funds sold	204,306	145,333

Total interest income	20,340,088	19,598,595

Interest expense:
Deposits	9,777,254	8,326,414
Other borrowings	386,385	427,255

Total interest expense	10,163,639	8,753,669

Net interest income	10,176,449	10,844,926
Provision for loan losses	500,000	695,100

Net interest income after provision for loan losses	9,676,449	10,149,826

Other income:
Service charges on deposit accounts	2,008,523	2,004,098
Other fees and commissions	71,815	41,122
Mortgage origination income	37,461	172,153
Other operating income	197,261	208,920

Total other income	2,315,060	2,426,293

Other expenses:
Salaries and employee benefits	4,204,495	4,064,262
Occupancy and equipment expenses, net	1,118,375	1,090,891
Other operating expenses	3,702,553	4,313,752

Total other expenses	9,025,423	9,468,905

Income before income taxes	2,966,086	3,107,214
Income tax expense	1,008,251	1,014,734

Net income	$1,957,835	$2,092,480

Basic earnings per share	$0.89	$0.96

Diluted earnings per share	$0.81	$0.87

See Notes to Consolidated Financial Statements.

CAPITOL CITY BANCSHARES, INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Net income	$1,957,835	$2,092,480

Other comprehensive income:
Unrealized holding gains arising during period, net of tax benefits of $(218,250) and $(29,682), respectively	423,661	57,620
Reclassification adjustment for losses on sale of securities, net of tax benefits of $(917) and $ -, respectively	1,781	—

Other comprehensive income	425,442	57,620

Comprehensive income	$2,383,277	$2,150,100

See Notes to Consolidated Financial Statements.

CAPITOL CITY BANCSHARES, INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2007 AND 2006

	Preferred Stock		Common Stock		Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Shares	Par Value	Shares	Par Value
Balance, December 31, 2005	—	$—	2,168,352	$3,252,528	$2,281,560	$8,362,135	$(446,444)	$13,449,779
Net income	—	—	—	—	—	2,092,480	—	2,092,480
Dividends declared, $.07 per share	—	—	—	—	—	(153,185)	—	(153,185)
Exercise of stock options	—	—	20,000	30,000	20,000	—	—	50,000
Tax benefit from the exercise	—	—
of stock options	—	—	—	—	56,604	—	—	56,604
Other comprehensive income	—	—	—	—	—	—	57,620	57,620

Balance, December 31, 2006	—	—	2,188,352	$3,282,528	$2,358,164	$10,301,430	$(388,824)	$15,553,298
Net income	—	—	—	—	—	1,957,835	—	1,957,835
Dividends declared, $.10 per share	—	—	—	—	—	(219,120)	—	(219,120)
Issuance of common stock for ESOP	—	—	3,256	4,884	27,676	—	—	32,560
Issuance of preferred stock	10,000	1,000,000	—	—	—	—	—	1,000,000
Other comprehensive income	—	—	—	—	—	—	425,442	425,442

Balance, December 31, 2007	10,000	$1,000,000	2,191,608	$3,287,412	$2,385,840	$12,040,145	$36,618	$18,750,015

See Notes to Consolidated Financial Statements.

CAPITOL CITY BANCSHARES, INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
OPERATING ACTIVITIES
Net income	$1,957,835	$2,092,480
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and accretion	576,122	480,646
Provision for loan losses	500,000	695,100
Deferred taxes	(156,652)	(179,895)
Loss (gain) on sale of other real estate	(232,876)	8,063
Loss on sale of securities available for sale	2,698	—
Increase in interest receivable	(262,856)	(1,081,256)
Increase in interest payable	460,397	658,725
Net other operating activities	161,715	(384,309)

Net cash provided by operating activities	3,006,383	2,289,554

INVESTING ACTIVITIES
Purchases of securities available for sale	(17,863,295)	(8,600,789)
Proceeds from maturities of securities available for sale	12,573,036	9,930,613
Proceeds from sales of securities available for sale	4,494,754	—
Purchases of restricted equity securities	—	(102,600)
Proceeds from sale of restricted equity securities	9,100	—
Net (increase) decrease in federal funds sold	(361,000)	444,000
Net increase in loans	(19,839,089)	(9,824,871)
Proceeds from sale of other real estate owned	1,762,917	455,636
Net (increase) decrease in interest-bearing deposits at other financial institutions	(40,668)	76,705
Purchase of premises and equipment	(1,829,326)	(419,788)

Net cash used in investing activities	(21,093,571)	(8,041,094)

FINANCING ACTIVITIES
Net increase in deposits	19,709,211	8,978,960
Net decrease in securities sold under repurchase agreement	(1,000,000)	(2,000,000)
Payment of dividends	(219,120)	(153,185)
Repayment of note payable	(170,000)	(85,000)
Proceeds from issuance of preferred stock	1,000,000	—
Proceeds from issuance of common stock under ESOP plan	32,560	—
Proceeds from exercise of stock options	—	50,000
Net cash provided by financing activities	19,352,651	6,790,775
Net increase in cash and due from banks	1,265,463	1,039,235
Cash and due from banks at beginning of year	4,292,248	3,253,013

Cash and due from banks at end of year	$5,557,711	$4,292,248

SUPPLEMENTAL DISCLOSURES
Cash paid for:
Interest	$9,703,243	$8,094,944
Income taxes	$1,287,174	$1,216,178
NONCASH TRANSACTIONS
Principal balances of loans transferred to other real estate	$3,027,653	$2,337,971
Financed sales of other real estate	$1,838,103	$1,447,201
Transfer of other real estate owned to premises and equipment	$—	$2,530,406

See Notes to Consolidated Financial Statements.

CAPITOL CITY BANCSHARES, INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Capitol City Bancshares, Inc. (the “Company”) is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiaries, Capitol City Bank & Trust (the “Bank”) and Capitol City Home Loans. Inc. (the “mortgage company”). The Bank is a commercial bank located in Atlanta, Fulton County, Georgia with two branches located in Atlanta, one located at Hartsfield Jackson International Airport, one branch located in Stone Mountain, one branch located in Albany, one branch located in Savannah, and one branch located in Augusta, Georgia. The Bank provides a full range of banking services in its primary market areas of Fulton County and the metropolitan Atlanta area, Dougherty County, Chatham County, and Richmond County. In addition to its geographical market area, the Bank actively markets to minority groups throughout the southeastern United States. The mortgage company has offices in the Stone Mountain and Savannah branches and provides mortgage loan origination services in the same primary market areas as the Bank. The mortgage company was incorporated in 2002 and currently originates mortgage loans and brokers the loans to independent investors.

Basis of Presentation and Accounting Estimates

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany transactions and balances have been eliminated in consolidation.

In preparing the consolidated financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate and deferred tax assets.

Cash, Due From Banks and Cash Flows

For purposes of reporting cash flows, cash and due from banks include cash on hand, cash items in process of collection and amounts due from banks. Cash flows from loans, interest-bearing deposits at other financial institutions, federal funds sold, Federal Home Loan Bank advances, deposits and securities sold under repurchase agreements are reported net.

The Bank is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank, based on a percentage of deposits. The total of those reserve balances was approximately $648,000 and $758,000 at December 31, 2007 and 2006, respectively.

Securities

Securities, including equity securities and trust preferred securities with readily determinable fair values, are classified as available for sale and recorded at fair value with unrealized gains and losses excluded from earnings and reported in the statements of comprehensive income, net of the related deferred tax effect. Equity securities, including restricted equity securities, without a readily determinable fair value are classified as available for sale and recorded at cost.

The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the life of the securities. Realized gains and losses, determined on the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

basis of the cost of specific securities sold, are included in earnings. Declines in the fair value of securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Trust preferred securities are financial instruments that combine the characteristics of both equity instruments and debt instruments. These securities are non-callable for five years or more with original maturities of 30 years or greater similar to debt instruments; however, the securities are subordinated to the issuer’s senior liabilities similar to equity instruments. As an investment, trust preferred securities offer relatively high yields when compared to other types of issues with similar maturities.

Loans

Loans are reported at their outstanding principal balances less unearned income, net deferred fees and costs on originated loans, and the allowance for loan losses. Interest income is accrued based on the outstanding principal balance.

Loan origination fees that approximate the direct cost of loans originated are recognized at the time the loan is recorded. Loan origination fees for other loans are deferred and recognized into income over the life of the loans as an adjustment of the yield.

The accrual of interest on loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due, unless the loan is well-secured. Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income, unless management believes that the accrued interest is recoverable through the liquidation of collateral. Interest income on nonaccrual loans is recognized on the cash-basis or cost-recovery method, until the loans are returned to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

A loan is considered impaired when it is probable, based on current information and events; the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Impaired loans are measured by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to expense. Loan losses are charged against the allowance when management believes the collectibility of the principal is unlikely. Subsequent recoveries are credited to the allowance.

The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio. The

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of loans in light of historical experience, the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, current economic conditions that may affect the borrower’s ability to pay, estimated value of underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

This evaluation does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses, and may require the Bank to make changes to the allowance based on their judgment about information available to them at the time of their examinations.

The allowance consists of specific and general components. The specific component relates to loans that are classified as either doubtful, substandard, special mention, or watch. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors.

Premises and Equipment

Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets. The range of estimated useful lives for premises and equipment are:

Buildings and improvements	10 - 40 years
Furniture and equipment	2 - 10 years

Foreclosed Assets

Foreclosed assets acquired through or in lieu of loan foreclosure are held for sale and are initially recorded at lower of cost or fair value. Any write-down to fair value at the time of transfer to foreclosed assets is charged to the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Costs of improvements are capitalized, whereas costs relating to holding foreclosed assets and subsequent adjustments to the value are expensed.

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Profit-Sharing Plan

Profit-sharing plan contributions are based on a percentage of individual employee’s salary, not to exceed the amount that can be deducted for Federal income tax purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock-Based Compensation

At December 31, 2007, the Company has a stock-based employee/director compensation plan which is more fully described in Note 9 of the consolidated financial statements. The plan has been accounted for under the provisions of FASB Statement No. 123(R), Share-Based Payment, for the years ended December 31, 2007 and 2006 using the modified-prospective-transition method. At December 31, 2004, all outstanding options were fully vested and there were no options granted during the years ended December 31, 2007 and 2006. Therefore, there was no compensation cost related to share-based payments for the years ended December 31, 2007 and 2006.

Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted-average number of shares of common stock outstanding during the year. Diluted earnings per share are computed by dividing net income by the sum of the weighted-average number of shares of common stock outstanding and diluted potential common shares. Potential common shares consist of all outstanding stock options. Potential dilutive shares is determined using the treasury stock method.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Reclassifications

Certain reclassifications have been made to the December 31, 2006 financial statements in order to be better compared to the December 31, 2007 financial statements.

Advertising

The Company expenses advertising costs as incurred. For the years ended December 31, 2007 and 2006, advertising expense was $279,767 and $287,362, respectively.

Recent Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109. This interpretation addresses the accounting for uncertainty in income taxes recognized in a Company’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. It prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken in a tax return. It requires that only benefits from tax positions that are more-likely-than-not of being sustained upon examination should be recognized in the financial statements. These benefits would be recorded at amounts considered to be the maximum amounts more-likely-than-not of being sustained. At the time these positions become more-likely-than-not to be disallowed, their recognition would be reversed. This interpretation was effective for fiscal years beginning after December 15, 2006 and does not have a material impact on the Company’s financial condition or results of operations.

In September 2006, the FASB issued FAS 157, Fair Value Measurements. The standard provides guidance for using fair value to measure assets and liabilities. It defines fair value, establishes a framework for measuring

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

fair value under generally accepted accounting principles and expands disclosures about fair value measurement. Under the standard, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. It clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. Statement 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact the adoption of this statement could have on its financial condition, results of operations and cash flows.

In February 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 159 (SFAS 159), The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The unrealized gains and losses on items for which the fair value option has been elected should be reported in earnings. The decision to elect the fair value option is determined on an instrument basis and is irrevocable. Assets and liabilities measured at fair value pursuant to the fair value option should be reported separately in the balance sheet from those instruments measured using other measurement attributes. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. As part of the Company’s adoption of SFAS 159 as of January 1, 2008, it does not plan to choose the option to measure eligible financial instruments at fair value and therefore the adoption of SFAS 159 is not expected to have a material impact on the Company’s financial condition or results of operations.

In December 2007, the FASB issued SFAS No. 160 (SFAS 160), Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51. SFAS 160 changes the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. This new consolidation method significantly changes the accounting for transactions with minority interest holders. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company’s adoption of SFAS 160 during the first quarter of 2009 is not expected to have a material impact on its financial condition or results of operations.

In December 2007, the FASB issued SFAS No. 141(revised 2007) (SFAS 141R), Business Combinations. SFAS 141R significantly changes the accounting for business combinations in a number of areas including the treatment of contingent consideration, preacquisition contingencies, transaction costs, in-process research and development and restructuring costs. In addition, under SFAS 141R, changes in an entity’s deferred tax assets and uncertain tax positions after the measurement period will impact income tax expense. SFAS 141R is effective for fiscal years beginning after December 15, 2008. The Company’s adoption of SFAS 141R during the first quarter of 2009 is not expected to have a material impact on its financial condition or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 2. SECURITIES

The amortized cost and fair value of securities are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2007:
U.S. Treasury securities	$299,832	$5,699	$—	$305,531
U.S. Government sponsored agencies	14,495,946	95,700	(7,702)	14,583,944
State and municipal securities	7,072,759	56,788	(28,464)	7,101,083
Mortgage-backed securities	28,996,786	104,084	(171,583)	28,929,287
Corporate bonds	500,000	961	—	500,961
Trust preferred securities	753,000	—	—	753,000

Total debt securities	52,118,323	263,232	(207,749)	52,173,806
Equity securities	50,000	—	—	50,000

Total securities	$52,168,323	$263,232	$(207,749)	$52,223,806

December 31, 2006:
U.S. Treasury securities	$299,671	$—	$(151)	$299,520
U.S. Government sponsored agencies	15,675,845	1,420	(173,984)	15,503,281
State and municipal securities	9,533,261	45,695	(53,408)	9,525,548
Mortgage-backed securities	24,627,538	4,780	(419,421)	24,212,897
Corporate bonds	500,059	5,941	—	506,000
Trust preferred securities	753,000	—	—	753,000

Total debt securities	51,389,374	57,836	(646,964)	50,800,246
Equity securities	50,000	—	—	50,000

Total securities	$51,439,374	$57,836	$(646,964)	$50,850,246

The amortized cost and fair value of debt securities as of December 31, 2007 by contractual maturity are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due in one year or less	$6,344,160	$6,344,847
Due from one to five years	12,815,226	12,886,639
Due from five to ten years	3,859,151	3,910,033
Due after ten years	103,000	103,000
Mortgage-backed securities	28,996,786	28,929,287

	$52,118,323	$52,173,806

Securities with a carrying value of $15,452,918 and $13,839,753 at December 31, 2007 and 2006, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

Proceeds from sales of securities available for sale for the years ended December 31, 2007 and 2006 totaled $4,494,754 and $ -, respectively. Gross gains and losses of $4,750 and $(7,448), respectively, were realized on the sales for the year ended December 31, 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the gross unrealized losses and fair value of securities, aggregated by category and length of time that securities have been in a continuous unrealized loss position at December 31, 2007 and 2006.

	Less Than Twelve Months		Twelve Months or More
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2007:
U.S. Treasury securities	$—	$—	$—	$—
U.S. Government sponsored agencies	—	—	3,740,625	7,702
State and municipal securities	—	—	2,140,516	28,464
Mortgage-backed securities	1,855,756	18,121	13,543,620	153,462

	$1,855,756	$18,121	$19,424,761	$189,628

December 31, 2006:
U.S. Treasury securities	$299,520	$151	$—	$—
U.S. Government sponsored agencies	3,465,150	15,758	11,331,925	158,226
State and municipal securities	289,945	982	2,544,259	52,426
Mortgage-backed securities	2,458,605	11,317	19,956,709	408,104

	$6,513,220	$28,208	$33,832,893	$618,756

At December 31, 2007, two mortgage-backed securities have unrealized losses less than 12 months. As of December 31, 2007, five U.S. Government sponsored agencies, seven state and municipal securities and twenty-four mortgage-backed securities had unrealized losses that had been in an unrealized loss position for over 12 months.

At December 31, 2007, total debt securities with unrealized losses represent an aggregate depreciation of 1.00% from the Company’s amortized cost basis. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analysts’ reports. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available for sale, no declines are deemed to be other than temporary.

NOTE 3. LOANS

The composition of loans is summarized as follows:

	December 31,
	2007	2006
Commercial	$36,969,000	$43,409,000
Real estate—construction	5,389,000	5,096,000
Real estate—mortgage	152,277,000	126,785,000
Consumer	5,538,336	6,709,370

	200,173,336	181,999,370
Net deferred loan fees and costs	(685,248)	(692,806)
Allowance for loan losses	(3,349,052)	(3,317,067)

Loans, net	$196,139,036	$177,989,497

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in the allowance for loan losses are as follows:

	Years Ended December 31,
	2007	2006
Balance, beginning of year	$3,317,067	$2,763,322
Provision for loan losses	500,000	695,100
Loans charged off	(547,344)	(269,350)
Recoveries of loans previously charged off	79,329	127,995

Balance, end of year	$3,349,052	$3,317,067

The following is a summary of information pertaining to impaired loans, nonaccrual loans, and past due loans:

	As of and for the Years Ended December 31,
	2007	2006
Impaired loans without a valuation allowance	$12,075,569	$253,820
Impaired loans with a valuation allowance	6,173,416	4,600,796

Total impaired loans	$18,248,985	$4,854,616

Valuation allowance related to impaired loans	$1,226,793	$701,900

Average investment in impaired loans	$11,551,800	$4,638,948

Interest income recognized on impaired loans	$590,000	$—

Nonaccrual loans	$4,237,250	$4,854,616

Loans past due ninety days or more and still accruing	$2,119,737	$1,751,795

In the ordinary course of business, the Company has granted loans to certain related parties including directors, executive officers, and their affiliates. The interest rates on these loans were substantially the same as rates prevailing at the time of the transaction and repayment terms are customary for the type of loan. Changes in related party loans for the year ended December 31, 2007 are as follows:

Balance, beginning of year	$5,456,931
Advances	3,015,783
Repayments	(2,177,067)

Balance, end of year	$6,295,647

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 4. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31,
	2007	2006
Land and land improvements	$1,346,462	$1,068,673
Buildings and improvements	8,815,698	7,712,148
Furniture and equipment	3,660,990	3,186,626
Construction in process	22,267	48,356

	13,845,417	12,015,803
Accumulated depreciation	(3,412,509)	(2,899,957)

	$10,432,908	$9,115,846

Leases

The Company has an operating sublease agreement for the rental of a branch banking facility at Hartsfield Jackson Atlanta International Airport. The sublease agreement covers approximately 475 square feet of space located in the main terminal of the airport. The sublessor agreed to pay all of the Company’s obligations under the sublease with the exception of the Company’s pro rata share of actual maintenance and operating costs for the Bank center (currently estimated at $25 per square foot per year). The lease calls for lease payments of $1,000 per month and has a term of five years. The following represents the minimum monthly lease payments under noncancellable operating leases:

2008	$12,000
2009	12,000
2010	12,000
2011	12,000
2012	5,000

$53,000

Total rental expense for the years ended December 31, 2007 and 2006 was $34,475 and $18,186, respectively.

NOTE 5. DEPOSITS

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2007 and 2006 was $53,125,117 and $47,149,584, respectively. The scheduled maturities of time deposits at December 31, 2007 are as follows:

2008	$60,323,345
2009	47,802,908
2010	50,528,483
2011	11,960,484
2012	14,121,591

$184,736,811

At December 31, 2007 and 2006, the Company had brokered deposits of $26,745,295 and $25,320,129, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2007 and 2006, overdraft demand deposits reclassified to loans totaled $299,826 and $230,269, respectively.

NOTE 6. SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Securities sold under repurchase agreements, which are secured borrowings, generally mature within one to four days from the transaction date. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transactions. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The Company monitors the fair value of the underlying securities on a daily basis. Securities sold under repurchase agreements at December 31, 2007 and 2006 were $1,000,000 and $2,000,000, respectively.

NOTE 7. NOTE PAYABLE

The Company has a line of credit with a financial institution and the total amount available was $850,000. Under the terms of the line of credit, the Company could borrow funds during the first two years “draw period” of the agreement. During the “draw period,” interest only payments were due on a quarterly basis. Effective September 1, 2006, the Company was required to begin amortizing the loan over a ten year period maturing June 1, 2016 through equal annual principal payments and accrued interest payments due quarterly. This line of credit carries an interest rate of prime less .50%, or 6.25% at December 31, 2007. This line of credit is secured by the outstanding shares of Capitol City Bank & Trust common stock. As of December 31, 2007 and 2006, total borrowings under this line of credit were $452,000 and $622,000, respectively.

The Company was not in compliance with one of the financial covenants related to this line of credit at December 31, 2007. The financial institution has provided the Company with a waiver of this covenant for the year ended December 31, 2007.

Contractual maturities of the note payable are as follows:

2008	$85,000
2009	85,000
2010	85,000
2011	85,000
2012	85,000
Thereafter	27,000

$452,000

NOTE 8. TRUST PREFERRED SECURITIES

In 2003, the Company formed a wholly-owned grantor trust to issue cumulative trust preferred securities in a private placement offering. The grantor trust has invested the proceeds of the trust preferred securities in subordinated debentures of the Company. The trust preferred securities can be redeemed, in whole or in part, from time to time, prior to maturity at the option of the Company on or after April 7, 2008. The sole assets of the grantor trust are the Junior Subordinated Debentures of the Company (the “Debentures”). The Debentures have the same variable interest rate of LIBOR plus 3.3% provided that the applicable interest rate may not exceed 12.5% through April 7, 2008 (8.54% at December 31, 2007). The Company has the right to defer interest payments on the Debentures up to ten consecutive semi-annual periods (five years), so long as the Company is not in default under the subordinated debentures. Interest compounds during the deferral period. No deferral period may extend beyond the maturity date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The preferred securities are subject to redemption, in whole or in part, upon repayment of the subordinated debentures at maturity on April 7, 2033 or their earlier redemption. The Company has the right to redeem the debentures, in whole or in part, from time to time, on or after April 7, 2008, at a redemption price equal to 100% of the principal amount to be redeemed plus any accrued and unpaid interest.

The Company has guaranteed the payment of all distributions the Trust is obligated to make, but only to the extent the Trust has sufficient funds to satisfy those payments. The Company and the Trust believe that, taken together, the obligations of the Company under the Guarantee Agreement, the Trust Agreement, the Subordinated Debentures, and the Indenture provide, in the aggregate, a full, irrevocable and unconditional guarantee of all of the obligations of the Trust under the Preferred Securities on a subordinated basis.

The Company is required by the Federal Reserve Board to maintain certain levels of capital for bank regulatory purposes. The Federal Reserve Board determined that certain cumulative preferred securities having the characteristics of trust preferred securities qualify as minority interest, which is included in Tier 1 capital for bank and financial holding companies. In calculating the amount of Tier 1 qualifying capital, the trust preferred securities can only be included up to the amount constituting 25% of total Tier 1 capital elements (including trust preferred securities). Such Tier 1 capital treatment provides the Company with a more cost-effective means of obtaining capital for bank regulatory purposes than if the Company were to issue preferred stock.

The trust preferred securities and the related Debentures were issued on April 7, 2003. Both financial instruments bear an identical annual rate of interest at 8.54% at December 31, 2007. Distributions on the trust preferred securities are paid quarterly on January 7, April 7, July 7, and October 7 of each year, beginning July 7, 2003. Interest on the Debentures is paid on the corresponding dates. The aggregate principal amount of trust preferred certificates outstanding at December 31, 2007 and 2006 was $3,403,000. The aggregate principal amount of Debentures outstanding at December 31, 2007 and 2006 was $3,403,000.

NOTE 9. EMPLOYEE BENEFIT PLANS

Stock-Based Compensation

The Company has a Stock Option Plan in which the Company can grant to directors, emeritus directors, and employees options for an aggregate of 638,400 shares of the Company’s common stock. For incentive stock options, the option price shall be not less than the fair market value of such shares on the date the option is granted. If the optionee owns shares of the Company representing more than 10% of the total combined voting power, then the price shall not be less than 110% of the fair market value of such shares on the date the option is granted. With respect to nonqualified stock options, the option price shall be set in the Board’s sole and absolute discretion. The option period will not exceed ten years from date of grant. Other pertinent information related to the options is as follows:

A summary of stock option activity under the Plan as of December 31, 2007 and 2006, and changes during the years then ended is presented below:

December 31, 2007	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)
Outstanding at January 1, 2007	418,000	$2.67
Granted	—	—
Forfeited	—	—
Exercised	—	—

Outstanding at December 31, 2007	418,000	$2.67	2.0

Vested at December 31, 2007	418,000	$2.67	2.0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)
Outstanding at January 1, 2006	440,000	$2.67
Granted	—	—
Forfeited	(2,000)	3.75
Exercised	(20,000)	2.50

Outstanding at December 31, 2006	418,000	$2.67	3.0

Vested at December 31, 2006	418,000	$2.67	3.0

At December 31, 2007, the aggregate intrinsic value of options outstanding and exercisable was $3,062,500.

Employee Stock Purchase Plan

In 2007, the Company adopted a stock purchase plan. Under the plan, employees of the Company meeting certain eligibility requirements are eligible to participate in the plan. Participants in the plan may participate through payroll deductions which are limited to 15% of gross pay. The purchase price of the shares of common stock is based on 85% of the fair market value. The initial offering commenced on January 1, 2007. For the year ended December 31, 2007, 3,256 shares had been purchased under the plan.

401(k) Profit-Sharing Plan

The Company has a 401(k) profit-sharing plan covering all employees, subject to certain minimum age and service requirements. Contributions to the plan charged to expense for the years ended December 31, 2007 and 2006 amounted to $110,023 and $82,202, respectively.

NOTE 10. INCOME TAXES

Income tax expense consists of the following:

	Years Ended December 31,
	2007	2006
Current	$1,164,903	$1,194,629
Deferred	(156,652)	(179,895)

Income tax expense	$1,008,251	$1,014,734

The Company’s income tax expense differs from the amounts computed by applying the federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

	Years Ended December 31,
	2007	2006
Tax provision at statutory federal rate	$1,008,470	$1,056,452
Tax-free income	(101,923)	(134,477)
Disallowed interest expense	20,411	24,387
State income tax	69,384	63,947
Other items, net	11,909	4,425

Income tax expense	$1,008,251	$1,014,734

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of the net deferred tax asset, included in other assets, are as follows:

	December 31,
	2007	2006
Deferred tax assets:
Loan loss reserves	$1,152,764	$1,157,001
Nonaccrual loan interest	195,303	166,401
Reserve for other real estate	131,667	—
Securities available for sale	—	200,304

	1,479,734	1,523,706

Deferred tax liabilities:
Depreciation	163,225	163,545
Securities available for sale	18,864	—

	182,089	163,545

Net deferred tax assets	$1,297,645	$1,360,161

NOTE 11. EARNINGS PER SHARE

Presented below is a summary of the components used to calculate basic and diluted earnings per share:

	Years Ended December 31,
	2007	2006
Net income	$1,957,835	$2,092,480

Weighted average number of common shares outstanding	2,191,344	2,185,064
Effect of dilutive options	215,684	220,966

Weighted average number of common shares outstanding used to calculate dilutive earnings per share	2,407,028	2,406,030

NOTE 12. COMMITMENTS AND CONTINGENCIES

Loan Commitments

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The majority of all commitments to extend credit and standby letters of credit are variable rate instruments.

The Company’s exposure to credit loss is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments. A summary of the Company’s commitments is as follows:

	December 31,
	2007	2006
Commitments to extend credit	$12,577,000	$14,552,000
Financial standby letters of credit	2,064,000	2,757,000
Other standby letters of credit	598,000	635,000

	$15,239,000	$17,944,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the customer.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies and is required in instances which the Company deems necessary.

At December 31, 2007 and 2006, the carrying amount of liabilities related to the Company’s obligation to perform under financial standby letters of credit was insignificant. The Company has not been required to perform on any financial standby letters of credit, and the Company has not incurred any losses on financial standby letters of credit for the years ended December 31, 2007 and 2006.

Other Borrowings

At December 31, 2007, the Company had a federal fund line available with a correspondent bank of approximately $1,500,000. The Company had no borrowings on this line at December 31, 2007 and 2006.

At December 31, 2007, the Company had advances available from the FHLB of approximately $27,231,000. FHLB advances are secured by a lien on the Company’s FHLB stock, the Company’s deposits with the FHLB, and a blanket floating line on the Company’s loan portfolio. As of December 31, 2007 and 2006, the Company has no advances outstanding with the FHLB.

Contingencies

The Company’s nature of business is such that it ordinarily results in a certain amount of litigation. In the opinion of management for the Company, there is no litigation in which the outcome will have a material effect on the consolidated financial statements.

NOTE 13. CONCENTRATIONS OF CREDIT

The Company originates primarily commercial, residential, and consumer loans to customers in Fulton County, Dougherty County, Chatham County, Richmond County, metropolitan Atlanta, and to various minority groups throughout the southeastern United States. The ability of the majority of the Company’s customers to honor their contractual loan obligations is dependent on the economy in these market areas. Seventy-nine percent of the Company’s loan portfolio is concentrated in loans secured by real estate, of which a substantial portion is secured by real estate in the Company’s primary market areas. Included in loans secured by real estate are loans to churches in the Company’s market areas which make up twenty-one percent of the total loan portfolio. Accordingly, the ultimate collectibility of the Company’s loan portfolio is susceptible to changes in real estate conditions in the Company’s primary market areas. The other concentrations of credit by type of loan are set forth in Note 3.

The Company, as a matter of policy, does not generally extend credit to any single borrower or group of related borrowers in excess of 25% of the Bank’s statutory capital as defined, which amounted to approximately $5,333,000 at December 31, 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has cash deposits with a financial institution in excess of the insured limitation of the Federal Deposit Insurance Corporation. If the financial institution were not to honor its contractual liability, the Company could incur losses. Management is of the opinion that there is no material risk because of the financial strength of the institution.

NOTE 14. REGULATORY MATTERS

The Bank is subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2007, approximately $669,000 of retained earnings was available for dividend declaration without regulatory approval.

The Company, on a consolidated basis, and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier I capital (as defined by the regulations), to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 2007, the Bank met all capital adequacy requirements to which it was subject.

As of December 31, 2007, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank’s category. Prompt corrective action provisions are not applicable to bank holding companies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company and Bank’s actual capital amounts and ratios are presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio
	(Dollars in Thousands)
As of December 31, 2007:
Total Capital to Risk Weighted Assets:
Consolidated	$24,811	10.70%	$18,533	8%		$—	N/A
Bank	$24,722	10.69%	$18,552	8%		$23,126	10%
Tier I Capital to Risk Weighted Assets:
Consolidated	$21,981	9.48%	$9,276	4%		$—	N/A
Bank	$21,892	9.47%	$9,250	4%		$13,876	6%
Tier I Capital to Average Assets:
Consolidated	$21,981	8.05%	$10,918	4%		$—	N/A
Bank	$21,892	8.04%	$10,891	4%		$13,613	5%
As of December 31, 2006:
Total Capital to Risk Weighted Assets:
Consolidated	$21,801	10.53%	$16,561	8%	$	N/A	N/A
Bank	$22,200	10.74%	$16,535	8%		$20,669	10%
Tier I Capital to Risk Weighted Assets:
Consolidated	$19,208	9.28%	$8,280	4%	$	N/A	N/A
Bank	$19,607	9.49%	$8,268	4%		$12,402	6%
Tier I Capital to Average Assets:
Consolidated	$19,208	7.59%	$10,129	4%	$	N/A	N/A
Bank	$19,607	7.75%	$10,116	4%		$12,644	5%

NOTE 15. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair value is based on discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107, Disclosures about Fair Value of Financial Instruments, excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash, Due From Banks, Interest-bearing Deposits at Other Financial Institutions and Federal Funds Sold: The carrying amount of cash, due from banks, interest-bearing deposits at other financial institutions, and federal funds sold approximates fair value.

Securities: Fair value of securities is based on available quoted market prices. The carrying amount of equity securities with no readily determinable fair value approximates fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Loans: The carrying amount of variable-rate loans that reprice frequently and have no significant change in credit risk approximates fair value. The fair value of fixed-rate loans is estimated based on discounted contractual cash flows, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. The fair value of impaired loans is estimated based on discounted contractual cash flows or underlying collateral values, where applicable.

Deposits: The carrying amount of demand deposits, savings deposits, and variable-rate certificates of deposit approximates fair value. The fair value of fixed-rate certificates of deposit is estimated based on discounted contractual cash flows using interest rates currently being offered for certificates of similar maturities.

Note Payable: The carrying amount of the note payable approximates its fair value.

Securities Sold Under Repurchase Agreements: The carrying amount of securities sold under repurchase agreements approximates their fair value.

Trust Preferred Securities: The fair value of the Company’s variable rate trust preferred securities approximates the carrying value.

Accrued Interest: The carrying amount of accrued interest approximates their fair value.

Off-Balance Sheet Instruments: The carrying amount of commitments to extend credit and standby letters of credit approximates fair value. The carrying amount of the off-balance sheet financial instruments is based on fees charged to enter into such agreements.

The carrying amount and fair value of the Company’s financial instruments were as follows:

	December 31, 2007		December 31, 2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash, due from banks, interest-bearing deposits at other financial institutions and federal funds sold	$7,585,606	$7,585,606	$5,918,475	$5,918,475
Securities	52,695,706	52,695,706	51,331,246	51,331,246
Loans, net	196,139,036	195,337,000	177,989,497	177,106,000
Accrued interest receivable	3,294,943	3,294,943	3,032,088	3,032,088

Financial liabilities:
Deposits	246,559,979	247,434,168	226,850,768	226,873,145
Note payable	452,000	452,000	622,000	622,000
Securities sold under repurchase agreements	1,000,000	1,000,000	2,000,000	2,000,000
Company guaranteed trust preferred securities	3,403,000	3,403,000	3,403,000	3,403,000
Accrued interest payable	2,101,621	2,101,621	1,641,225	1,641,225

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 16. SUPPLEMENTAL FINANCIAL DATA

Components of other operating expenses in excess of 1% of total revenue are as follows:

	Years Ended December 31,
	2007	2006
Security	$370,040	$350,929
Computer expenses	967,544	856,183
Legal fees	27,474	686,533
Audit, accounting and consulting	720,424	416,506
Telephone expenses	268,516	127,559

NOTE 17. PARENT COMPANY FINANCIAL INFORMATION

The following information presents the condensed balance sheets, statements of income and cash flows of Capitol City Bancshares, Inc., as of and for the years ended December 31, 2007 and 2006:

CONDENSED BALANCE SHEETS

	2007	2006
Assets
Cash	$64,524	$39,924
Investment in subsidiaries	21,993,173	19,264,165
Investment in trust preferred securities	103,000	103,000
Securities available for sale	50,000	50,000
Other assets	469,424	195,173

Total assets	$22,680,121	$19,652,262

Other liabilities	$75,106	$73,964
Note payable	452,000	622,000
Company guaranteed trust preferred securities	3,403,000	3,403,000
Stockholders’ equity	18,750,015	15,553,298

Total liabilities and stockholders’ equity	$22,680,121	$19,652,262

CONDENSED STATEMENTS OF INCOME
	2007	2006
Income
Interest income	$9,046	$2,395
Dividends from bank subsidiary	—	153,185

Total income	9,046	155,580

Expense
Interest expense	359,669	319,011
Other expenses	471,267	254,555

Total expenses	830,936	573,566

Loss before income tax benefit and equity in undistributed income of subsidiaries	(821,890)	(417,986)
Income tax benefit	309,646	229,053

Loss before equity in undistributed income of subsidiaries	(512,244)	(188,933)
Equity in undistributed income of subsidiaries	2,470,079	2,281,413

Net income	$1,957,835	$2,092,480

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2007	2006
Operating activities
Net income	$1,957,835	$2,092,480
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed income of subsidiaries	(2,470,079)	(2,281,413)
Net other operating activities	(273,110)	340,307

Net cash provided by (used in) operating activities	(785,354)	151,374

Investing activities
Capital contribution in bank	(1,000,000)	(50,000)
Capital contribution in mortgage company	(71,000)	—

Net cash used in investing activities	(1,071,000)	(50,000)

Financing activities
Repayment of note payable	(170,000)	(85,000)
Proceeds from issuance of preferred stock	1,000,000	—
Cash dividends received from subsidiary	1,237,514	—
Payment of dividends	(219,120)	(153,185)
Proceeds from issuance of common stock under ESOP plan	32,560	—
Proceeds from exercise of stock options	—	50,000

Net cash provided by (used in) financing activities	1,880,954	(188,185)

Net increase (decrease) in cash	24,600	(86,811)
Cash at beginning of year	39,924	126,735

Cash at end of year	$64,524	$39,924

NICHOLS, CAULEY & ASSOCIATES, LLC

A Professional Services Firm of:

Certified Public Accountants

Certified Internal Auditors

Certified Financial Planners®

Certified Valuation Analysts

Atlanta • Clarkesville • Dublin

• Lake Oconee • Warner Robins

www.nicholscauley.com

REPLY TO: 2970 Clairmont RD NE Atlanta, Georgia 30329-4440 800-823-1224 FAX 404-214-1302 atlanta@nicholscauley.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S

REPORT ON SUPPLEMENTAL INFORMATION

Board of Directors

Capitol City Bancshares, Inc.

Atlanta, Georgia

Our report on our audit of the basic consolidated financial statements of Capitol City Bancshares, Inc. and Subsidiaries for the year ended December 31, 2007 appears on page 1. The audit was made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The accompanying supplementary information as listed in the table of contents for the year ended December 31, 2007, is presented for the purposes of additional analysis and is not a required part of the basic consolidated financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Atlanta, Georgia

March 28, 2008

CAPITOL CITY BANCSHARES, INC.

AND SUBSIDIARIES

CONSOLIDATING BALANCE SHEET

DECEMBER 31, 2007

	Capitol City Bank & Trust	Capitol City Bancshares, Inc.	Capitol City Home Loans	Eliminations	Consolidated
Assets
Cash and due from banks	$5,557,711	$64,524	$4,507	$(69,031)	$5,557,711
Interest-bearing deposits at other financial institutions	74,895	—	—	—	74,895
Federal funds sold	1,953,000	—	—	—	1,953,000
Securities available for sale	52,070,806	153,000	—	—	52,223,806
Investment in subsidiaries	—	21,993,173	—	(21,993,173)	—
Restricted equity securities, at cost	471,900	—	—	—	471,900
Loans, net of unearned income	199,488,088	—	—	—	199,488,088
Less allowance for loan losses	3,349,052	—	—	—	3,349,052

Loans, net	196,139,036	—	—	—	196,139,036

Premises and equipment, net	10,405,425	—	27,483	—	10,432,908
Other real estate owned	550,278	—	—	—	550,278
Other assets	5,055,263	469,424	32,416		5,557,103

Total assets	$272,278,314	$22,680,121	$64,406	$(22,062,204)	$272,960,637

Liabilities and Stockholders’ Equity
Deposits
Noninterest-bearing	$30,690,674	$—	$—	$(36,471)	$30,654,203
Interest-bearing	215,905,776	—	—	—	215,905,776

Total deposits	246,596,450	—	—	(36,471)	246,559,979
Note payable	—	452,000	—	—	452,000
Securities sold under repurchase agreements	1,000,000	—	—	—	1,000,000
Company guaranteed trust preferred securities	—	3,403,000	—	—	3,403,000
Other liabilities	2,752,866	75,106	231	(32,560)	2,795,643

Total liabilities	250,349,316	3,930,106	231	(69,031)	254,210,622

Stockholders' equity
Preferred stock	—	1,000,000	—	—	1,000,000
Common stock	3,192,528	3,287,412	341,000	(3,533,528)	3,287,412
Capital surplus	18,140,346	2,385,840	—	(18,140,346)	2,385,840
Retained earnings	559,506	12,040,145	(276,825)	(282,681)	12,040,145
Accumulated other comprehensive income	36,618	36,618	—	(36,618)	36,618

Total stockholders’ equity	21,928,998	18,750,015	64,175	(21,993,173)	18,750,015

Total liabilities and stockholders’ equity	$272,278,314	$22,680,121	$64,406	$(22,062,204)	$272,960,637

See Independent Registered Public Accounting Firm’s Report on Supplemental Information

CAPITOL CITY BANCSHARES, INC.

AND SUBSIDIARIES

CONSOLIDATING STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2007

	Capitol City Bank & Trust	Capitol City Bancshares, Inc.	Capitol City Home Loans	Eliminations	Consolidated
Interest income
Loans, including fees	$17,552,563	$—	$—	$—	$17,552,563
Securities:
Taxable	2,264,218	9,046	—	—	2,273,264
Nontaxable	309,955	—	—	—	309,955
Federal funds sold	204,306	—	—	—	204,306

Total interest income	20,331,042	9,046	—	—	20,340,088

Interest expense
Deposits	9,777,254	—	—	—	9,777,254
Other borrowings	26,716	359,669	—	—	386,385

Total interest expense	9,803,970	359,669	—	—	10,163,639

Net interest income (loss)	10,527,072	(350,623)	—	—	10,176,449
Provision for loan losses	500,000	—	—	—	500,000

Net interest income (loss) after provision for loan losses	10,027,072	(350,623)	—	—	9,676,449

Other income
Service charges on deposit accounts	2,008,523	—	—	—	2,008,523
Other fees and commissions	71,815	—	—	—	71,815
Mortgage origination income	—	—	37,461	—	37,461
Other operating income	197,261	—	—	—	197,261

Total other income	2,277,599	—	37,461	—	2,315,060

Other expenses
Salaries and employee benefits	4,135,694	—	68,801	—	4,204,495
Occupancy and equipment expenses, net	1,103,889	—	14,486	—	1,118,375
Other operating expenses	3,191,208	471,267	40,078		3,702,553

Total other expenses	8,430,791	471,267	123,365	—	9,025,423

Income (loss) before equity in undistributed income of subsidiaries	3,873,880	(821,890)	(85,904)	—	2,966,086
Equity in undistributed income of subsidiaries	—	2,470,079	—	(2,470,079)	—

Income before income taxes	3,873,880	1,648,189	(85,904)	(2,470,079)	2,966,086
Income tax (benefit) expense	1,350,314	(309,646)	(32,417)	—	1,008,251

Net income (loss)	$2,523,566	$1,957,835	$(53,487)	$(2,470,079)	$1,957,835

See Independent Registered Public Accounting Firm’s Report on Supplemental Information

Appendix A

Subscription Agreement

By mail to:

Capitol City Bancshares, Inc.

572 Lee Street, S.W.

Atlanta, Georgia 30310

Attention: George G. Andrews

Ladies and Gentlemen:

I hereby subscribe to purchase the number of shares if common stock (the “shares”) of Capitol City Bancshares, Inc. (the “Company”) indicated below.

I have received a copy of the Company’s prospectus, dated May 8, 2008. I understand that my purchase of the Company’s common stock involves significant risk, as described under “Risk Factors” in the prospectus. I also understand that no federal or state agency has made any finding or determination regarding the fairness of the Company’s offering of common stock, the accuracy or adequacy of the prospectus, or any recommendation or endorsement concerning an investment on the common stock.

Enclosed is a check in the amount of $                    . My check is made payable to “Capitol City Bancshares, Inc.” I understand that the Company has the right, in its sole discretion, to accept or reject any subscription in whole or in part on or before the Expiration Date.

I acknowledge that when the Company received my subscription and my check, this subscription agreement will become final, irrevocable and binding on me.

Number of Shares:
Total Subscription Price (at $10.00 per share):

Please PRINT or TYPE exact
name(s) in which undersigned
desires shares to be registered

Address

SUBSTITUTE W-9

Under the penalty of perjury, I certify that: (1) the Social Security number or Taxpayer Identification Number given below is correct; and (2) I am not subject to backup withholding. INSTRUCTION: YOU MUST CROSS OUT (2) ABOVE IF YOU HAVE BEEN NOTIFIED BY THE INTERNAL REVENUE SERVICE THAT YOU ARE SUBJECT TO BACKUP WITHHOLDING BECAUSE OF UNDERREPORTING INTEREST OR DIVIDENDS ON YOU TAX RETURN.

Date

Signature(s)*

Area Code and Telephone No.	Please indicate form of ownership you desire for the shares (individual, joint tenants with right of survivorship, tenants in common, trust, corporation, partnership, custodian, etc.)

Social Security or Federal Taxpayer Identification No.

TO BE COMPLETED BY THE COMPANY

Accepted as of ________________, 2008, as to _________________ shares.

CAPITOL CITY BANCSHARES, INC.

By:
Name

Print Name

*when signing as attorney, trustee, administrator, or guardian, please give your full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. In case of joint tenants, each joint owner must sign.